Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Semitool, Inc.

by

Jupiter Acquisition Sub, Inc.,

a wholly-owned subsidiary of

Applied Materials, Inc.

at

$11.00 Net per Share

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON DECEMBER 17, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS

OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF

THE OFFER.

Pursuant to an Agreement and Plan of Merger, dated as of November 16, 2009 (the “Merger Agreement”), by and among Applied Materials, Inc., a Delaware corporation (“Applied”), Jupiter Acquisition Sub, Inc., a Montana corporation and a wholly-owned subsidiary of Applied (“Acquisition Sub”), and Semitool, Inc., a Montana corporation (“Semitool”), Acquisition Sub is offering to purchase all of the outstanding shares of common stock, no par value per share, of Semitool, at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. Following the satisfaction or waiver of each of the applicable conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase and the purchase by Acquisition Sub of shares of Semitool common stock in the Offer, Acquisition Sub will be merged with Semitool (the “Merger”), with the surviving corporation in the Merger continuing to exist as a wholly-owned subsidiary of Applied. As a result of the Merger, each outstanding share of Semitool common stock (other than shares owned by Applied, Acquisition Sub, Semitool or any wholly-owned subsidiary of Applied or Semitool, or held in Semitool’s treasury, or shares owned by any shareholder of Semitool who is entitled to and properly asserts dissenters’ rights under Montana law) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for shares of Semitool common stock that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer shares of Semitool common stock (other than shares of Semitool common stock tendered by guaranteed delivery where actual delivery has not occurred) that, together with any shares of Semitool common stock owned by Applied or Acquisition Sub immediately prior to the first time of acceptance by Acquisition Sub of any shares of Semitool common stock for payment pursuant to the Offer (the “Acceptance Time”), represent more than 66 2/3% of the “Adjusted Outstanding Share Number,” which is defined in the Merger Agreement as the sum of the aggregate number of shares of Semitool common stock issued and outstanding immediately prior to the Acceptance Time, plus an additional number of shares up to (but not exceeding) the aggregate number of shares of Semitool common stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of Semitool common stock that are outstanding immediately prior to the Acceptance Time and that are vested or that will be vested immediately after such time (other than potential (but not actual) dilution attributable to the Top-Up Option described in this Offer to Purchase). The foregoing condition is referred to as the “Minimum Condition” in this Offer to Purchase. The Minimum Condition may not be waived by Applied or Acquisition Sub without the prior written consent of Semitool. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool, Larry E. Murphy, Chief Operating Officer of Semitool, and certain other directors, officers and shareholders of Semitool identified in this Offer to Purchase, have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) with Applied and Acquisition Sub pursuant to which they have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to Acquisition Sub in the Offer all of the shares of Semitool common stock owned beneficially and/or of record by them, as well as any additional shares of Semitool common stock which they may acquire or own, beneficially or of record (pursuant to Semitool stock options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Semitool common stock, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have under the Montana Business Corporation Act and have agreed not to take any action that Semitool is prohibited from taking under Section 5.3 of the Merger Agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Non-Solicitation and Related Provisions) of this Offer to Purchase). As of November 16, 2009, such shareholders held collectively 10,393,693 shares of Semitool common stock, including 160,000 shares of Semitool common stock held by a trust of which one of Semitool’s officers is the trustee, representing in the aggregate approximately 31.7% of the outstanding shares of Semitool common stock as of such date. In addition, such shareholders beneficially owned an additional 1,116,350 shares of Semitool common stock as of such date, comprised of stock options and other securities. By their terms, the Shareholder Agreements terminate upon the earliest to occur of the effective time of the Merger, the termination of the Shareholder Agreements by Applied, the termination of the Offer by Applied and the termination of the Merger Agreement in accordance with its terms.

The Semitool board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Semitool’s shareholders; (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Montana Business Corporation Act; (iii) declared the advisability of the Merger Agreement; and (iv) resolved to recommend that Semitool’s shareholders accept the Offer and tender their shares of Semitool common stock to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, approve the Merger Agreement. Accordingly, Semitool’s board of directors unanimously recommends that the shareholders of Semitool accept the Offer and tender their shares of Semitool common stock to Acquisition Sub in the Offer and, if required by Montana law, vote their shares of Semitool common stock to approve the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-ix. You should read this entire document carefully before deciding whether to tender your shares of Semitool common stock in the Offer.

November 19, 2009

IMPORTANT

Any shareholder of Semitool who desires to tender all or any portion of such shareholder’s shares of Semitool common stock to Acquisition Sub in the Offer should either (i) complete and sign the Letter of Transmittal (or a photocopy of it) for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having such shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a photocopy of it) and any other required documents to the depositary for the Offer, BNY Mellon Shareowner Services (the “Depositary”), and either deliver the certificates representing such shares to the Depositary along with the Letter of Transmittal (or a photocopy of it) or tender such shares by book-entry transfer by following the procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase, in each case, prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer or (ii) request such shareholder’s broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder of Semitool with shares of Semitool common stock registered in the name of a broker, dealer, bank, trust company or other nominee must contact that institution in order to tender such shares to Acquisition Sub in the Offer.

Any shareholder of Semitool who desires to tender shares of Semitool common stock to Acquisition Sub in the Offer and whose certificates representing such shares are not immediately available, or who cannot comply in a timely manner with the procedures for tendering shares by book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the Expiration Date of the Offer, may tender such shares to Acquisition Sub in the Offer by following the procedures for guaranteed delivery described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent for the Offer at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained free of charge from the Information Agent.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 717-3936

Banks and Brokers May Call Collect: (212) 750-5833

SUMMARY TERM SHEET		S-i
INTRODUCTION		1
THE TENDER OFFER		4
1.	Terms of the Offer	4
2.	Procedures for Tendering Shares of Semitool Common Stock in the Offer	6
3.	Withdrawal Rights	10
4.	Acceptance for Payment and Payment for Shares of Semitool	11
5.	Certain Material United States Federal Income Tax Consequences	12
6.	Price Range of Shares of Semitool Common Stock; Dividends on Shares of Semitool Common Stock	14
7.	Effect of the Offer on the Market for Semitool Common Stock; Nasdaq Listing of Semitool Common Stock; Exchange Act Registration of Semitool Common Stock; Margin Regulations	14
8.	Certain Information Concerning Semitool	16
9.	Certain Information Concerning Acquisition Sub and Applied	16
10.	Source and Amount of Funds	21
11.	Background of the Offer	21
12.	Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements	24
13.	Conditions to the Offer	45
14.	Certain Legal Matters	48
15.	Fees and Expenses	50
16.	Miscellaneous	51
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF ACQUISITION SUB AND APPLIED		52
SCHEDULE II PLAN OF MERGER		58

SUMMARY TERM SHEET

We are Jupiter Acquisition Sub, Inc., a wholly-owned subsidiary of Applied Materials, Inc. and we are making an offer to purchase all of the outstanding shares of common stock of Semitool. The following are some of the questions you, as a shareholder of Semitool, may have about our offer and our answers to those questions. This Summary Term Sheet provides important information about our offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal for our offer because the information in this Summary Term Sheet is not complete. Additional important information about our offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal for our offer. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appear.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Jupiter Acquisition Sub, Inc. and, where appropriate, Applied. We use the term “Applied” to refer to Applied Materials, Inc. alone, the term “Acquisition Sub” to refer to Jupiter Acquisition Sub, Inc. alone and the term “Semitool” to refer to Semitool, Inc. As used in this Summary Term Sheet, we use the term “merger agreement” to refer to the Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool.

Who is offering to buy my Semitool shares?

Our name is Jupiter Acquisition Sub, Inc. We are a Montana corporation organized as a wholly-owned subsidiary of Applied for the sole purpose of making a tender offer for the outstanding shares of common stock of Semitool and completing the merger described below. Applied provides Nanomanufacturing TechnologyTM solutions for the global semiconductor, flat panel display, solar and related industries, with a broad portfolio of innovative equipment, service and software products. See Introduction and Section 9 (Certain Information Concerning Acquisition Sub and Applied) of this Offer to Purchase for more information.

How many shares of Semitool common stock are you offering to purchase?

We are making an offer to purchase all of the outstanding shares of Semitool common stock upon the terms and subject to the conditions set forth in this Offer to Purchase. See Introduction and Sections 1 (Terms of the Offer), 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) and 13 (Conditions to the Offer) of this Offer to Purchase for more information.

How much are you offering to pay for my shares of Semitool common stock, what is the form of payment and will I have to pay any fees or commissions if I tender my shares in your offer?

We are offering to pay $11.00 per share, net to you, in cash (without interest thereon and less any required withholding tax) for each of your shares of Semitool common stock. If you are the record owner of your shares and you tender them in our offer, you will not have to pay any brokerage fees or similar expenses to do so. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares in our offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your shares in our offer. See Introduction and Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

Do you have the financial resources to pay for all of the shares of Semitool common stock that you are offering to purchase?

Yes. Our parent company, Applied, will contribute or lend to us sufficient funds to pay for all of the shares of Semitool common stock that are accepted for payment by us in our offer, and to make payments for all shares

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of Semitool common stock that are not accepted for payment in our offer and that will be converted into the right to receive $11.00 per share in cash (without interest thereon and less any required withholding tax) in the merger described below following the acceptance of shares of Semitool common stock for payment pursuant to our offer. Applied expects to use its cash on hand and cash equivalents to make this contribution or loan. Our offer is not subject to any financing contingencies. See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

Is your financial condition relevant to my decision whether to tender my shares of Semitool common stock in your offer?

No. We do not believe that our financial condition is material to your decision whether to tender your shares of Semitool common stock in our offer because:

•	cash is the only consideration that we are paying to the holders of Semitool common stock in connection with our offer and the merger;

•	we are offering to purchase all of the outstanding shares of Semitool common stock in our offer;

•	our offer is not subject to any financing contingencies; and

•	Applied had cash and cash equivalents of approximately $1.58 billion as of October 25, 2009, and will provide the necessary funding to finance our offer.

See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

How long do I have to tender my shares of Semitool common stock in your offer?

Unless we extend our offer or provide for a “subsequent offering period” following completion of the initial offer as described below, you will have until 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009, to tender your shares of Semitool common stock in our offer. If you cannot deliver everything that is required to tender your shares by that time, you may be able to use a guaranteed delivery procedure to tender your shares, as described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase. As used in this summary term sheet, “expiration date” means the latest time and date on which our offer, as it may be extended by us, expires.

We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

What are the most significant conditions to your offer?

We are not obligated to purchase any shares of Semitool common stock that are tendered in our offer unless, prior to the expiration date of our offer, the number of shares validly tendered in accordance with the terms of our offer and not withdrawn, together with any shares of Semitool common stock then owned by us, represents more than 66 2/3% of the “adjusted outstanding share number,” which is defined in the merger agreement as the sum of the aggregate number of shares of Semitool common stock issued and outstanding immediately prior to the first time of acceptance by us of any shares of Semitool common stock for payment pursuant to our offer, plus an additional number of shares up to (but not exceeding) the aggregate number of shares of Semitool common stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of Semitool common stock that are outstanding immediately prior to the first time of acceptance by us of any shares of Semitool common stock for payment pursuant to our offer and that are vested or that will be vested immediately after such time (other than potential (but not actual) dilution attributable to the “Top-Up Option” described below). The foregoing condition is referred to as the “minimum condition” in this Summary Term Sheet. The minimum condition may not be waived by us without the prior written consent of Semitool.

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Our offer is not subject to any financing contingencies, but it is subject to a number of other conditions, including conditions with respect to the expiration or termination of the waiting period applicable to our acquisition of shares of Semitool common stock in connection with our offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable foreign antitrust or competition-related legal requirement, the accuracy of Semitool’s representations and warranties set forth in the merger agreement subject to materiality qualifications, Semitool’s compliance and performance in all material respects with its covenants and agreements, the absence of certain legal impediments to our offer or the merger, the absence of any “material adverse effect” with respect to Semitool, the absence of certain pending or threatened legal proceedings by any governmental body challenging or seeking to restrain or prohibit our offer or the merger, the absence of any trading suspensions in the United States or of a banking moratorium or war or armed hostilities involving the United States or other jurisdictions in which Semitool has material operations (in each case, subject to certain exceptions), Semitool’s continued support of the transactions contemplated by the merger agreement, Semitool’s continued compliance with its Securities and Exchange Commission filing and certification obligations and the receipt by Applied of non-competition agreements executed by certain executive officers of Semitool. The Securities and Exchange Commission is referred to as the “SEC” in this Summary Term Sheet. See Section 13 (Conditions to the Offer) of this Offer to Purchase for more information about these and other conditions to our offer.

We can waive any condition to our offer without Semitool’s consent, other than the minimum condition, for which we must obtain Semitool’s prior written consent to waive.

Under what circumstances can or must you extend your offer?

Under the terms of the merger agreement, we may, in our discretion and without the consent of Semitool or any other person, extend our offer beyond the expiration date of the offer (i) on one or more occasions for an additional period of up to 20 business days per extension (but no later than March 31, 2010) in order to permit all of the conditions to our offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such expiration date and (ii) from time to time for any period required by any rule or regulation of the SEC applicable to our offer.

Under the terms of the merger agreement, we must extend our offer beyond the expiration date of the offer for an additional period of up to 20 business days (provided that we are not required to extend our offer to a date later than March 31, 2010) if, as of the scheduled expiration date of our offer, (i) any of the minimum condition or the conditions relating to obtaining antitrust clearance in the United States and abroad have not been satisfied or waived, as applicable, (ii) each of the other conditions to our offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase have been satisfied or waived, or we reasonably determine that such conditions will be satisfied within 15 business days after such date and (iii) we have received a written request from Semitool to extend the offer no less than two business days prior to such date.

Additionally, under the terms of the merger agreement, we may, in our discretion and without the consent of Semitool or any other person, elect to provide for a subsequent offering period, and one or more extensions thereof, immediately following the expiration of, and acceptance for payment of shares tendered in, our initial offer, unless Applied has become the owner, directly or indirectly, of 80% or more of the outstanding shares of Semitool common stock. During any subsequent offering period, if there is one, you can tender to us (but not withdraw), and we must accept for payment, and pay for, your shares at the same $11.00 per share price payable in our offer.

See Sections 1 (Terms of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

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How will I be notified if you extend your offer?

If we extend our offer, we will inform the Depositary, BNY Mellon Shareowner Services, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was previously scheduled to expire. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration date of our offer or date of termination of any prior subsequent offering period. See Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

How do I tender my shares of Semitool common stock in your offer?

To tender all or any portion of your shares of Semitool common stock in our offer, you must either deliver the certificate or certificates representing your tendered shares, together with the Letter of Transmittal (or a photocopy of it) enclosed with this Offer to Purchase, properly completed and duly executed, with any required signature guarantees, and any other required documents, to the Depositary, BNY Mellon Shareowner Services, or tender your shares using the book-entry procedure described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase, prior to the expiration date of our offer.

If you hold your shares of Semitool common stock in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your shares of Semitool common stock in our offer, the broker, dealer, bank, trust company or other nominee that holds your shares must tender them on your behalf through the Depositary.

If you cannot deliver the items that are required to be delivered to the Depositary by the expiration date of our offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Select Market trading days. You may use the Notice of Guaranteed Delivery enclosed with this Offer to Purchase for this purpose. To tender shares of Semitool common stock in this manner, however, the Depositary must receive the missing items within such three trading day period. See Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase for more information.

Can I withdraw shares that I previously tendered in your offer? Until what time may I withdraw previously tendered shares?

Yes. You can withdraw some or all of the shares of Semitool common stock that you previously tendered in our offer at any time prior to the expiration date of the offer, as it may be extended. Further, if we have not accepted your shares for payment by January 18, 2010, 60 days after commencement of our offer, you can withdraw them at any time after January 18, 2010. Once we accept your tendered shares for payment upon the expiration of our offer, however, you will no longer be able to withdraw them. In addition, your right to withdraw your previously tendered and accepted shares will not apply to any subsequent offering period (which is not the same as an extension of our offer), if one is provided. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

How do I withdraw my previously tendered shares?

To withdraw any shares of Semitool common stock that you previously tendered in our offer, you (or, if your shares are held in street name, the broker, dealer, bank, trust company or other nominee that holds your shares) must deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary while you still have the right to withdraw your shares. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

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Has Semitool’s board of directors approved your offer?

Yes. Our offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool. Semitool’s board of directors has unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including our offer and the merger, are fair to and in the best interests of Semitool’s shareholders;

•

approved and adopted the merger agreement and approved the transactions contemplated thereby, including the offer and the merger, in accordance with the requirements of the Montana Business Corporation Act;

•	declared the advisability of the merger agreement; and

•

resolved to recommend that Semitool’s shareholders accept our offer and tender their shares of Semitool common stock to us pursuant to our offer and, if required to consummate the merger, approve the merger agreement.

Accordingly, Semitool’s board of directors unanimously recommends that you accept our offer and tender your shares of Semitool common stock to Acquisition Sub in our offer and, if required by Montana law, vote your shares of Semitool common stock to approve the merger agreement.

The factors considered by Semitool’s board of directors in making the determinations and the recommendation described above and other matters relied upon by Semitool’s board of directors are described in Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the shareholders of Semitool with this Offer to Purchase. We urge you to carefully read Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9.

See Section 11 (Background of the Offer) of this Offer to Purchase for more information.

Have any shareholders of Semitool already agreed to tender their shares in your offer?

Yes. Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool, Larry E. Murphy, Chief Operating Officer of Semitool and certain other directors, officers and shareholders of Semitool identified in this Offer to Purchase, have each entered into a Tender and Support Agreement with us pursuant to which they have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to us in our offer all of the shares of Semitool common stock owned beneficially and/or of record by them, as well as any additional shares of Semitool common stock which they may acquire or own, beneficially or of record (pursuant to Semitool stock options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Semitool common stock, among other things, in favor of the approval of the merger agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the merger agreement), to the extent any such shares have not been previously accepted for payment pursuant to our offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have under the Montana Business Corporation Act and have agreed not to take any action that Semitool is prohibited from taking under Section 5.3 of the merger agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Non-Solicitation and Related Provisions) of this Offer to Purchase). As of November 16, 2009, such shareholders held collectively 10,393,693 shares of Semitool common stock, including 160,000 shares of Semitool common stock held by a trust of which one of Semitool’s officers is the trustee, representing in the aggregate approximately 31.7% of the outstanding shares of Semitool common stock as of such date. In addition, such shareholders beneficially owned an additional 1,116,350 shares of Semitool common stock as of such date, comprised of stock options and other securities. By their terms, the Tender and Support Agreements terminate upon the earliest to occur of the

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effective time of the merger, the termination of the Tender and Support Agreements by Applied, the termination of our offer by us and the termination of the merger agreement in accordance with its terms. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

What are your plans if you successfully complete your offer but do not acquire all of the outstanding shares of Semitool common stock in your offer?

If we accept shares of Semitool common stock for payment pursuant to our offer and certain limited conditions are satisfied, as soon as practicable following such acceptance, we intend to merge with Semitool so that the surviving corporation in the merger will continue to be a wholly-owned subsidiary of Applied. If we accept shares of Semitool common stock for payment pursuant to our offer, we will hold a sufficient number of shares of Semitool common stock to ensure any requisite approval of the merger agreement by Semitool shareholders under applicable law to consummate the merger. In addition, if we own at least 80% of the outstanding shares of Semitool common stock, under applicable law, we will not be required to obtain the approval of Semitool’s shareholders to consummate the merger.

As a result of the merger, all of the outstanding shares of Semitool common stock that are not tendered in our offer, other than shares that are owned by Applied, Semitool or us (or any wholly-owned subsidiary of Applied or Semitool), or held in Semitool’s treasury, or any shares that are owned by any shareholder of Semitool who is entitled to and properly asserts dissenters’ rights under Montana law in respect of that shareholder’s shares, will be converted into the right to receive $11.00 per share in cash (without interest thereon and less any required withholding tax).

Our obligation to merge with Semitool following the acceptance of shares of Semitool common stock for payment pursuant to our offer is subject to the satisfaction, at or prior to the closing of the merger, of each of the following conditions: (i) approval of the merger agreement by Semitool’s shareholders under Montana law (if required); and (ii) no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger having been issued by any court or other governmental body of competent jurisdiction and remaining in effect, and no legal requirement having been enacted or deemed applicable to the merger, that makes completion of the merger illegal, except that, prior to invoking this provision, each party must have taken all actions required of such party under the merger agreement to have any such injunction, order or legal requirement or other prohibition lifted. Our obligation to merge with Semitool is also subject to the successful completion of our offer.

See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

If you successfully complete your offer, what will happen to Semitool’s board of directors?

If we accept shares of Semitool common stock for payment pursuant to our offer, pursuant to the merger agreement, Applied will become entitled to designate at least two-thirds, but no less than a majority, of the members of Semitool’s board of directors. However, Semitool is required to use commercially reasonable efforts to ensure that, at all times prior to the effective time of the merger, at least two of the members of its board of directors are individuals who were directors of Semitool on the date of the merger agreement. Semitool must take all actions necessary to cause Applied’s designees to be elected or appointed to its board of directors in such number as is proportionate to Applied’s share ownership, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the board of directors. Therefore, if we accept shares of Semitool common stock for payment pursuant to our offer, Applied will obtain control over the management of Semitool shortly thereafter. After the election or appointment of the directors designated by Applied to Semitool’s board of directors and prior to the completion of the merger, pursuant to the merger agreement, the approval of a majority of the continuing directors who were directors of Semitool

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on the date of the merger agreement will be required in order to (i) amend or waive any term or condition of the merger agreement, the merger, or Semitool’s articles of incorporation or bylaws, (ii) terminate the merger agreement on behalf of Semitool or (iii) extend the time for performance of any of our obligations or other acts, or waive or assert any of Semitool’s rights under the merger agreement. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

If I decide not to tender my shares of Semitool common stock in your offer, how will the completion of the merger affect my shares?

If we accept shares of Semitool common stock for payment pursuant to our offer, but you do not tender your shares in our offer, and the merger is completed, your shares will be canceled and converted into the right to receive the same amount of cash that you would have received had you tendered your shares in our offer (without interest thereon and less any withholding tax), subject to your right to pursue any dissenters’ rights you may be entitled to under Montana law. Therefore, if we consummate the merger, unless you are entitled to and properly assert your dissenters’ rights under Montana law, the only difference to you between having your shares accepted for payment in our offer and not doing so is that you will be paid earlier if you have your shares accepted for payment in our offer.

If we accept shares of Semitool common stock for payment pursuant to our offer, then until such time thereafter as we consummate the merger, the number of shareholders of Semitool and the number of shares of Semitool common stock that remain in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for such shares. Also, shares of Semitool common stock may no longer be eligible to be traded on The Nasdaq Global Select Market or any other securities exchange, and Semitool may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Sections 7 (Effect of the Offer on the Market for Semitool Common Stock; Nasdaq Listing of Semitool Common Stock; Exchange Act Registration of Semitool Common Stock; Margin Regulations) and 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

Are dissenters’ rights available in either your offer or the merger?

Dissenters’ rights are not available in connection with our offer. You may be entitled to dissenters’ rights under Montana law in connection with the merger if you do not tender your shares of Semitool common stock in our offer and properly assert such rights in accordance with Montana law. If you choose to assert your dissenter’s rights in connection with the merger, and you comply with the applicable requirements of Montana law, you will be entitled to payment for your shares based on the estimated “fair value” of your shares as determined pursuant to Section 35-1-826 through 35-1-839 of the Montana Business Corporation Act. This value may be more or less than the $11.00 per share that we are offering to pay you for your shares in our offer or that you would otherwise receive in the merger. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

What will happen to my employee stock options, restricted stock units and restricted stock in your offer?

We will not assume any Semitool stock options, restricted stock units or restricted stock.

Each unexercised Semitool stock option, whether vested or unvested, that is outstanding immediately prior to the first time we accept shares of Semitool common stock in our offer, will be canceled, and the holder of each such Semitool stock option will be entitled to receive a payment in cash in an amount equal to the product of (i) the excess, if any, of: (A) the $11.00 per share price payable in our offer; over (B) the exercise price per share of Semitool common stock subject to such Semitool stock option and (ii) the total number of shares of Semitool

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common stock subject to the unexercised portion of such Semitool stock option immediately prior to such time. Any such payment made will be made without interest thereon, and less any required withholding tax. However, if the exercise price per share of Semitool common stock under any such Semitool stock option is equal or greater than the offer price payable in our offer, then such Semitool stock option will be canceled for no consideration.

Each Semitool restricted stock unit that is outstanding immediately prior to the first time we accept shares of Semitool common stock in our offer, to the extent not previously vested and settled in full, will be canceled, and the holder of each such Semitool restricted stock unit will be entitled to receive a payment in cash in an amount equal to the product of (i) the $11.00 per share price payable in our offer; and (ii) the total number of shares of Semitool common stock subject to the outstanding portion of such Semitool restricted stock unit not previously vested and settled in full immediately prior to such time, without interest thereon, and less any required withholding tax.

Each share of Semitool restricted stock that is outstanding immediately prior to the first time we accept shares of Semitool common stock in our offer will vest in full as of such time, any repurchase option, risk of forfeiture or other condition will lapse, and holders of such Semitool restricted stock will be entitled to receive the $11.00 per share price payable in our offer, without interest thereon, and less any required withholding tax.

See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

What are the United States federal income tax consequences of having my shares of Semitool common stock accepted for payment in your offer or receiving cash in the merger?

The receipt of cash pursuant to our offer (or the merger) will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for United States federal income tax purposes, a shareholder having shares of Semitool common stock accepted for payment in our offer or receiving cash in the merger will recognize gain or loss equal to the difference between the amount of cash received by the shareholder in our offer (or the merger) and the shareholder’s aggregate adjusted tax basis in the shares tendered by the shareholder and accepted for payment in our offer (or converted into cash in the merger). Gain or loss will be calculated separately for each block of shares tendered and accepted for payment in our offer (or converted into cash in the merger). See Section 5 (Certain Material United States Federal Income Tax Consequences) of this Offer to Purchase for more information.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of our offer and the merger.

What is the market value of my shares of Semitool common stock?

On November 16, 2009, the last trading day before Applied and Semitool announced that they had entered into the merger agreement, the closing price of shares of Semitool common stock reported on The Nasdaq Global Select Market was $8.40 per share; therefore, the offer price of $11.00 per share represents a premium of 31% over the closing price of Semitool shares before announcement of the merger agreement. On November 18, 2009, the last trading day prior to the printing of this Offer to Purchase, the closing price of shares of Semitool common stock reported on The Nasdaq Global Select Market was $10.97 per share. We advise you to obtain a recent quotation for shares of Semitool common stock when deciding whether to tender your shares in our offer. See Section 6 (Price Range of Shares of Semitool Common Stock; Dividends on Shares of Semitool Common Stock) of this Offer to Purchase for more information.

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What is the “Top-Up Option” and when will it be exercised?

Under the merger agreement, if we do not acquire at least 80% of the outstanding shares of Semitool common stock in our offer, we have the option to purchase from Semitool (at a price per share of Semitool common stock equal to the $11.00 per share price payable in our offer) that number of newly issued, fully paid and non-assessable shares of Semitool common stock that, when added to the number of shares of Semitool common stock that we own at the time of exercise of the option, constitutes 80% of the number of shares of Semitool common stock that would be outstanding (on a fully diluted basis) immediately after the issuance of all shares of Semitool common stock subject to such option (but not a number greater than the number of shares of Semitool common stock that Semitool is authorized to issue under its articles of incorporation after taking into account all shares of Semitool common stock that are issued and outstanding (or are subscribed for or otherwise committed to be issued or reserved for issuance) at the time of such exercise), such that we may effect a short-form merger. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

Whom can I contact if I have questions about your offer?

You should contact the Information Agent for our offer at the address and telephone numbers listed below if you have any questions about our offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 717-3936

Banks and Brokers May Call Collect: (212) 750-5833

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To: The Holders of Common Stock of Semitool, Inc.:

INTRODUCTION

Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), hereby offers to purchase all of the outstanding shares of common stock, no par value per share, of Semitool, Inc., a Montana corporation (“Semitool”), at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase.

Tendering Semitool shareholders whose shares of Semitool common stock are registered in their own names and who tender their shares directly to BNY Mellon Shareowner Services, which is acting as the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the shares in the Offer. A shareholder of Semitool who holds shares of Semitool common stock through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such shareholder’s shares to Acquisition Sub in the Offer.

Acquisition Sub will pay all fees and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 15 (Fees and Expenses) of this Offer to Purchase for more information.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Acquisition Sub of shares of Semitool common stock in the Offer, Acquisition Sub will be merged with Semitool (the “Merger”), with the surviving corporation in the Merger continuing to exist as a wholly-owned subsidiary of Applied. As a result of the Merger, each outstanding share of Semitool common stock (other than shares owned by Applied, Acquisition Sub, Semitool or any wholly-owned subsidiary of Applied or Semitool, or held in Semitool’s treasury, or shares owned by any shareholder of Semitool who is entitled to and properly asserts dissenters’ rights under Montana law) will be converted into the right to receive the Offer Price, without interest thereon and less any required withholding tax. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information. Under no circumstances will interest be paid by Acquisition Sub on the Offer Price payable in respect of shares of Semitool common stock that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

The Semitool board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Semitool’s shareholders; (ii) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Montana Business Corporation Act (the “MBCA”); (iii) declared the advisability of the Merger Agreement; and (iv) resolved to recommend that Semitool’s shareholders accept the Offer and tender their shares of Semitool common stock to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, approve the Merger Agreement. Accordingly, Semitool’s board of directors unanimously recommends that the shareholders of Semitool accept the Offer and tender their shares of Semitool common stock to Acquisition Sub in the Offer and, if required by Montana law, vote their shares of Semitool common stock to approve the Merger Agreement.

In connection with the Offer and the Merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Semitool’s financial advisor, delivered to Semitool’s board of directors a written opinion, dated

November 16, 2009, as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by holders of Semitool common stock. The full text of the written opinion, dated November 16, 2009, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is included with Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Semitool with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to Semitool shareholders with this Offer to Purchase. BofA Merrill Lynch provided its opinion to Semitool’s board of directors for the benefit and use of Semitool’s board of directors in connection with and for the purposes of its evaluation of the Offer Price from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any shares of Semitool common stock in the Offer or as to how any such shareholder should vote or act in connection with the proposed Merger.

The factors considered by Semitool’s board of directors in making the determinations and the recommendation described above and other matters relied upon by Semitool’s board of directors are described in Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the shareholders of Semitool with this Offer to Purchase. Shareholders of Semitool are urged to, and should, carefully read Semitool’s Solicitation/Recommendation Statement on Schedule 14D-9.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer shares of Semitool common stock (other than shares of Semitool common stock tendered by guaranteed delivery where actual delivery has not occurred) that, together with any shares of Semitool common stock owned by Applied or Acquisition Sub immediately prior to the first time of acceptance by Acquisition Sub of any shares of Semitool common stock for payment pursuant to the Offer (the “Acceptance Time”), represent more than 66 2/3% of the “Adjusted Outstanding Share Number,” which is defined in the Merger Agreement as the sum of the aggregate number of shares of Semitool common stock issued and outstanding immediately prior to the Acceptance Time, plus an additional number of shares up to (but not exceeding) the aggregate number of shares of Semitool common stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of Semitool common stock that are outstanding immediately prior to the Acceptance Time and that are vested or that will be vested immediately after such time (other than potential (but not actual) dilution attributable to the Top-Up Option (as defined in this Offer to Purchase)). The foregoing condition is referred to as the “Minimum Condition” in this Offer to Purchase. The Minimum Condition may not be waived by Applied or Acquisition Sub without the prior written consent of Semitool. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

Semitool has informed Acquisition Sub that, as of November 16, 2009, there were 32,751,356 shares of Semitool common stock issued and outstanding, including 170,420 shares of Semitool restricted stock, and 1,192,226 employee stock options (with an exercise price of less than the Offer Price) to purchase, and 10,050 restricted stock units with respect to, shares of Semitool common stock. Based upon the foregoing, the Minimum Condition will be satisfied if more than 22,635,755 shares of Semitool common stock are validly tendered and not withdrawn prior to the Expiration Date. The actual number of shares of Semitool common stock that are required to be tendered to satisfy the Minimum Condition will depend upon the actual Adjusted Outstanding Share Number at the Expiration Date.

Consummation of the Merger is also subject to the satisfaction of certain conditions, including (i) the acceptance for payment of, and payment for, shares of Semitool common stock by Acquisition Sub in the Offer and (ii) the approval of the Merger Agreement by the holders of greater than 66 2/3% of the outstanding shares of Semitool common stock, if required by applicable law. If Acquisition Sub accepts shares of Semitool common stock for payment pursuant to the Offer, Acquisition Sub will have sufficient voting power to approve the Merger Agreement under applicable law without the vote in favor of approval of the Merger Agreement by any other holder of Semitool common stock. In addition, if Acquisition Sub owns 80% or more of the outstanding shares of Semitool common stock, under applicable law, Acquisition Sub and Applied will be able to consummate the Merger without a vote on the approval of the Merger Agreement by the holders of Semitool common stock. In the event that Applied proceeds with a Merger not requiring shareholder approval, under the terms of the Merger Agreement, Applied, Acquisition Sub and Semitool have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a shareholders’ meeting. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements) of this Offer to Purchase for more information.

Certain United States federal income tax consequences of the sale of the shares of Semitool common stock purchased by Acquisition Sub pursuant to the Offer and the purchase of shares of Semitool common stock pursuant to the Merger are described in Section 5 (Certain Material United States Federal Income Tax Consequences) of this Offer to Purchase. If, between the date of the Merger Agreement and the date on which any particular share of Semitool common stock is accepted for payment pursuant to the Offer, the outstanding shares of Semitool common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Offer Price will be appropriately adjusted.

This Offer to Purchase and the Letter of Transmittal for the Offer contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment, and will pay for, all shares of Semitool common stock that are validly tendered to Acquisition Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. The term “Expiration Date” as used in this Offer to Purchase means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009, unless and until Acquisition Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term Expiration Date as used in this Offer to Purchase will mean the latest time and date at which the Offer, as so extended by Acquisition Sub, will expire.

Under the terms of the Merger Agreement, Acquisition Sub may, in its discretion and without the consent of Semitool or any other person, extend the Offer beyond the Expiration Date:

•

on one or more occasions for an additional period of up to 20 business days per extension (but no later than March 31, 2010) in order to permit all of the conditions to the Offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such Expiration Date; and

•	from time to time for any period required by any rule or regulation of the SEC applicable to the Offer.

Under the terms of the Merger Agreement, Acquisition Sub must extend the Offer beyond the Expiration Date for an additional period of up to 20 business days (provided that Acquisition Sub is not required to extend the Offer to a date later than March 31, 2010) if, as of the scheduled Expiration Date, (i) the Minimum Condition or any of the conditions relating to the expiration or termination of the waiting period applicable to the acquisition of shares of Semitool common stock in connection with the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable foreign antitrust or competition-related legal requirement, have not been satisfied or waived, as applicable, (ii) each of the other conditions to the Offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase have been satisfied or waived, or Acquisition Sub reasonably determines that such conditions will be satisfied within 15 business days after such scheduled Expiration Date and (iii) Acquisition Sub has received a written request from Semitool to extend the Offer no less than two business days prior to such scheduled Expiration Date.

Subject to the terms of the Merger Agreement, Acquisition Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes to the terms and conditions of the Offer, except that without the prior written consent of Semitool: (i) the Minimum Condition may not be amended or waived; and (ii) no change may be made to the Offer that (A) changes the form of consideration to be delivered by Acquisition Sub pursuant to the Offer, (B) decreases the Offer Price or the number of shares of Semitool common stock sought to be purchased by Acquisition Sub in the Offer, (C) imposes conditions to the Offer in addition to the conditions to the Offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase (the “Offer Conditions”), or (D) except as described in this Section 1, extends the Expiration Date.

If, between the date of the Merger Agreement and the date on which any particular share of Semitool common stock is accepted for payment pursuant to the Offer, the outstanding shares of Semitool common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event occurs during such period, then the Offer Price will be appropriately adjusted.

If by 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009 (or by any other time and date then scheduled as the Expiration Date), any or all of the Offer Conditions have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, Acquisition Sub may (i) subject to the qualification described above with respect to the Minimum Condition, waive all of the Offer Conditions that remain unsatisfied and accept for payment and pay for all shares of Semitool common stock that have been validly tendered and not withdrawn prior to the Expiration Date, (ii) extend the Offer, (iii) subject to the qualifications described above, amend the Offer, or (iv) subject to any obligation of Acquisition Sub to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any shares of Semitool common stock and return all previously tendered shares to the owners of such shares.

The rights reserved by Acquisition Sub described in the preceding paragraphs are in addition to its rights pursuant to Section 13 (Conditions to the Offer) of this Offer to Purchase. Any extension of the Offer, waiver of the Offer Conditions, amendment to the Offer or termination of the Offer will be followed as promptly as practicable by a public announcement thereof. A public announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Acquisition Sub may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to holders of shares of Semitool common stock), Acquisition Sub will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire and/or Dow Jones news services. The phrase “business day” as used in this paragraph has the meaning set forth in Rule 14d-1 under the Exchange Act.

In the event that Acquisition Sub makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Acquisition Sub will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required under the applicable rules and regulations of the SEC to allow for adequate dissemination to shareholders. With respect to other material changes in the terms of the Offer, the minimum period during which the Offer must remain open will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information.

Subject to the conditions described in the following paragraph of this Offer to Purchase, Acquisition Sub may, in its discretion (and without the consent of Semitool or any other person), elect to provide for a subsequent offering period (and one or more extensions of such period) in accordance with Rule 14d-11 of the Exchange Act, immediately following the Expiration Date, of not fewer than three business days in length, unless Applied has become the owner, directly or indirectly, of 80% or more of the outstanding shares of Semitool common stock. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any shares of Semitool common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of shares of Semitool common stock that were not previously tendered in the Offer may tender such shares to Acquisition Sub in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. Acquisition Sub will promptly accept for payment, and pay for, all shares of Semitool common stock that were validly tendered to Acquisition Sub during a subsequent offering period (or extension thereof), if provided, for the same price paid to holders of shares of Semitool common stock that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash without interest thereon and less any required withholding tax. Holders of shares of Semitool common stock that are validly tendered to Acquisition Sub during a subsequent offering period (or extension thereof), if provided, will not have the right to withdraw such tendered shares.

Under Rule 14d-11 of the Exchange Act, Acquisition Sub may provide for a subsequent offering period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Acquisition Sub offers the same form and amount of consideration for shares of Semitool common stock in the subsequent offering period that was offered in the Offer, (iii) Acquisition Sub immediately accepts and promptly pays for all shares of Semitool common stock that are validly tendered to Acquisition Sub and not withdrawn prior to the Expiration Date, (iv) Acquisition Sub announces the results of the Offer, including the approximate number and percentage of shares of Semitool common stock that were validly tendered in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period and (v) Acquisition Sub immediately accepts and promptly pays for shares of Semitool common stock as they are tendered during the subsequent offering period.

Acquisition Sub has not committed to provide for a subsequent offering period following the expiration of the Offer, although it reserves the right to do so in its discretion.

Under the Merger Agreement, if Acquisition Sub does not acquire at least 80% of the outstanding shares of Semitool common stock in the Offer, Acquisition Sub has the option (the “Top-Up Option”), exercisable upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase from Semitool (at a price per share of Semitool common stock equal to the Offer Price), that number of newly issued, fully paid and non-assessable shares of Semitool common stock equal to the lesser of (i) the number of shares of Semitool common stock that, when added to the number of shares of Semitool common stock owned by Applied or Acquisition Sub at the time of such exercise, constitutes 80% of the number of shares of Semitool common stock that would be outstanding (on a fully diluted basis) immediately after the issuance of all shares of Semitool common stock subject to the Top-Up Option or (ii) the aggregate number of shares of Semitool common stock that Semitool is authorized to issue under its articles of incorporation after taking into account all shares of Semitool common stock that are issued and outstanding (or are subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option. The exercise of this Top-Up Option would permit Acquisition Sub to then merge with Semitool without the need for a vote by Semitool’s shareholders to approve the Merger.

Semitool has provided Acquisition Sub with a list and security position listings of Semitool’s shareholders for the purpose of disseminating the Offer to holders of shares of Semitool common stock. This Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase and other materials related to the Offer will be mailed to record holders of shares of Semitool common stock, and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Semitool’s shareholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Semitool common stock.

2. Procedures for Tendering Shares of Semitool Common Stock in the Offer

Valid Tender

For a shareholder to validly tender shares of Semitool common stock in the Offer:

•

the certificate(s) representing the tendered shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”) and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date;

•

in the case of a tender effected pursuant to the book-entry transfer procedures described below under the caption “Book-Entry Transfer”, (i) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”), or an Agent’s Message (as described below under the caption “Book-Entry Transfer”), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date and (ii) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described below under the caption “Book-Entry Transfer,” and a Book-Entry Confirmation (as described below under the caption “Book-Entry Transfer”) must be received by the Depositary prior to the Expiration Date; or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under the caption “Guaranteed Delivery” prior to the Expiration Date.

Shareholders must use one of these methods to validly tender shares of Semitool common stock in the Offer. The valid tender of shares of Semitool common stock in accordance with one of the procedures described above will constitute (i) the tendering shareholder’s acceptance of the Offer, as well as such shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the shares of Semitool common stock and (ii) a binding agreement between the tendering shareholder and Acquisition Sub upon the terms of and subject to the Offer Conditions.

The method of delivery of shares of Semitool common stock to be tendered in the Offer, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility described below, is at the election and risk of the tendering shareholder. Shares of Semitool common stock to be tendered in the Offer will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation described below). If delivery of shares is made by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer

The Depositary will notify The Depository Trust Company (the “Book-Entry Transfer Facility”) to establish an account with respect to the shares of Semitool common stock for purposes of the Offer as promptly as practicable after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may effect a book-entry delivery of shares of Semitool common stock in the Offer by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. The confirmation of a book-entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is sometimes referred to in this Offer to Purchase as a “Book-Entry Confirmation.” The term “Agent’s Message” as used in this Offer to Purchase means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares of Semitool common stock that are the subject of the Book-Entry Confirmation, (ii) the participant agrees to be bound by the terms of the Letter of Transmittal and (iii) Acquisition Sub may enforce such agreement against such participant.

Although delivery of shares of Semitool common stock may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”), or an Agent’s Message (as described above), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date to effect a valid tender of shares by book-entry. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal that is being returned with shares of Semitool common stock being tendered in the Offer if (i) the Letter of Transmittal is signed by the registered holder(s) of the shares of Semitool common stock tendered with such Letter of Transmittal, unless such registered holder(s) has completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on such Letter of Transmittal or (ii) shares of Semitool common stock are tendered for the account of a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the Stock Exchanges

Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act (which are sometimes referred to as “Eligible Institutions” in this Offer to Purchase). For purposes of the foregoing, a registered holder of shares of Semitool common stock includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of such shares. In all other cases, all signatures on the Letter of Transmittal that is being returned with shares of Semitool common stock being tendered in the Offer must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information. If certificates representing shares of Semitool common stock being tendered in the Offer are registered in the name of a person other than the signer of the Letter of Transmittal that is being returned with such shares, or if payment is to be made or certificates representing shares of Semitool common stock not being tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on such certificates, with the signatures on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information.

Guaranteed Delivery

If a shareholder desires to tender shares of Semitool common stock in the Offer and such shareholder’s certificates representing such shares are not immediately available, or the book-entry transfer procedures described above under the caption “Book-Entry Transfer” cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder may tender such shares of Semitool common stock if all the following conditions are met:

•	such tender is made by or through an Eligible Institution (as described above under the caption “Signature Guarantees”);

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date; and

•

either (i) the certificate(s) representing tendered shares of Semitool common stock being tendered in the Offer, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption “Signature Guarantees”), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase within three trading days (as described below) after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under the caption “Book-Entry Transfer,” (A) either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, and any required signature guarantees (as described above under the caption “Signature Guarantees”), or an Agent’s Message (as described above under the caption “Book-Entry Transfer”), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase and (B) such shares are delivered pursuant to the book-entry transfer procedures described above under the caption “Book-Entry Transfer” and a Book-Entry Confirmation (as described above under the caption “Book-Entry Transfer”) is received by the Depositary, in each case, within three trading days after the date of execution of such Notice of Guaranteed Delivery. For purposes of the foregoing, a trading day is any day on which The Nasdaq Global Select Market is open for business.

The Notice of Guaranteed Delivery described above may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, and must include a guarantee by an Eligible Institution (as described above under the caption “Signature Guarantees”) in the form set forth in such Notice of Guaranteed Delivery. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The method of delivery of share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the tendering shareholder, and delivery will be made only when actually received by the Depositary.

Other Requirements

Notwithstanding any provision hereof, in all cases payment for shares of Semitool common stock that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following:

•	certificates for such shares, or a timely Book-Entry Confirmation (as described above under the caption “Book-Entry Transfer”) with respect to such shares;

•

the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption “Signature Guarantees”), or in the case of a Book-Entry Transfer, an Agent’s Message in lieu of the Letter of Transmittal, as described above under the caption “Book-Entry Transfer”); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when certificates for shares of Semitool common stock being tendered in the Offer or Book-Entry Confirmations with respect to shares of Semitool common stock being tendered in the Offer are actually received by the Depositary.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for shares of Semitool common stock being tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

Appointment

By executing and returning the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), or in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of the Letter of Transmittal as described above under the caption “Book-Entry Transfer,” a shareholder tendering shares of Semitool common stock in the Offer will be irrevocably appointing designees of Acquisition Sub as such shareholder’s attorneys-in-fact and proxies in the manner described in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the shares of Semitool common stock being tendered by such shareholder and accepted for payment by Acquisition Sub and with respect to any and all other shares of Semitool common stock or other securities or rights issued or issuable in respect of such shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the shares of Semitool common stock being tendered. Such appointment will be effective when, and only to the extent that, Acquisition Sub accepts for payment the shares of Semitool common stock being tendered by such shareholder as provided in this Offer to Purchase. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such shares of Semitool common stock or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of Acquisition Sub will thereby be empowered to exercise all voting and other rights with respect to such shares of Semitool common stock and other securities or rights in respect of any annual, special or adjourned meeting of Semitool’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Acquisition Sub reserves the right to require that, in order for shares of Semitool common stock to be deemed validly tendered, immediately upon Acquisition Sub’s acceptance for payment of such shares, Acquisition Sub must be able to exercise full voting, consent and other rights with respect to such shares and other securities or rights, including voting at any meeting of shareholders.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares of Semitool common stock in the Offer will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. Acquisition Sub reserves the absolute right to reject any or all tenders of shares of Semitool common stock if it determines such tender not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Acquisition Sub also reserves the sole and absolute right to waive any defect or irregularity in the tender of any shares of Semitool common stock of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares of Semitool common stock in the Offer will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Acquisition Sub, Applied, Semitool, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to any rights of Semitool under the Merger Agreement, Acquisition Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding

To avoid backup withholding of United States federal income tax on payments made in connection with the Offer, all shareholders who are United States persons should complete, sign and return to the Depositary the Substitute Form W-9 included as part of the Letter of Transmittal enclosed with this Offer to Purchase (unless an applicable exemption exists and is proved in a manner satisfactory to Acquisition Sub and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate shareholders who are not United States persons should complete, sign and return to the Depositary a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (instead of a Substitute Form W-9) to avoid backup withholding. See Instruction 9 to the Letter of Transmittal enclosed with this Offer to Purchase. For a more detailed discussion of backup withholding, see Section 5 (Certain Material United States Federal Income Tax Consequences) of this Offer to Purchase.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of shares of Semitool common stock in the Offer are irrevocable. Shares of Semitool common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date and shares that are tendered may also be withdrawn at any time after January 18, 2010, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in this Offer to Purchase. In the event that Acquisition Sub provides for a “subsequent offering period” following the acceptance of shares of Semitool common stock for payment pursuant to the Offer, (i) no withdrawal rights will apply to shares tendered during such subsequent offering period (or extension thereof) and (ii) no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment.

For a withdrawal of shares of Semitool common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of this Offer to Purchase, specifying the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. None of Acquisition Sub, Applied, Semitool, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of shares of Semitool common stock may not be rescinded. Any shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer) of this Offer to Purchase.

4. Acceptance for Payment and Payment for Shares of Semitool

Upon the terms of and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment, and will pay for, all shares of Semitool common stock validly tendered to Acquisition Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. Subject to the terms of the Merger Agreement, Acquisition Sub expressly reserves the right, in its sole discretion, to delay acceptance for payment of or the payment for shares of Semitool common stock that are tendered in the Offer in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

In all cases, payment for shares of Semitool common stock that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

the certificates representing the tendered shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer — Signature Guarantees) of this Offer to Purchase); or

•

in the case of a transfer effected pursuant to the book-entry transfer procedures as described in Section 2 (Procedures for Tendering Shares of Semitool Common Stock in the Offer — Book-Entry Transfer) of this Offer to Purchase, a Book-Entry Confirmation and either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 of this Offer to Purchase under the caption “Signature Guarantees”), or an Agent’s Message, and any other required documents.

Accordingly, shareholders tendering shares of Semitool common stock in the Offer may be paid at different times depending upon when certificates for shares of Semitool common stock being tendered in the Offer or Book-Entry Confirmations with respect to shares of Semitool common stock being tendered in the Offer are actually received by the Depositary.

The per share consideration paid to any shareholder in the Offer will be the highest per share consideration paid to any other shareholder in the Offer.

For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment, and thereby purchased, shares of Semitool common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition

Sub’s acceptance for payment of such shares. On the terms of and subject to the Offer Conditions, payment for shares of Semitool common stock that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for shareholders tendering shares in the Offer for the purpose of receiving payment from Acquisition Sub and transmitting payment to such shareholders whose shares of Semitool common stock have been accepted for payment pursuant to the Offer.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for shares of Semitool common stock that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such shares.

If Acquisition Sub is delayed in its acceptance for payment of, or payment for, shares of Semitool common stock that are tendered in the Offer, or is unable to accept for payment, or pay for, shares that are tendered in the Offer for any reason, then, without prejudice to Acquisition Sub’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Acquisition Sub, retain shares of Semitool common stock that are tendered in the Offer, and such shares may not be withdrawn except to the extent that shareholders tendering such shares are entitled to do so as described in Section 3 (Withdrawal Rights) of this Offer to Purchase or as otherwise contemplated by federal securities laws.

If any shares of Semitool common stock that are tendered in the Offer are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such shares will be returned (and, if certificates are submitted for more shares than are tendered, new certificates for the shares not tendered will be sent), in each case, without expense to the shareholder tendering such shares (or, in the case of shares delivered by book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures, such shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5. Certain Material United States Federal Income Tax Consequences

Introduction

The following summary is a general discussion of certain material United States federal income tax consequences to Semitool shareholders of the receipt of cash pursuant to the Offer or the Merger. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”) applicable Treasury Regulations, judicial authority and administrative rulings, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences as described herein. No ruling from the Internal Revenue Service has been or will be sought with respect to any aspect of the transactions described herein. This summary is for the general information of Semitool shareholders only and does not purport to be a complete analysis of all potential tax effects of the Offer or the Merger. For example, it does not consider the effect of any applicable state, local or foreign tax laws, or of any non-income tax laws. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the Offer or the Merger (whether or not such transactions occur in connection with the Merger), including, without limitation, any exercise of a Semitool option or the acquisition or disposition of Semitool shares other than pursuant to the Offer or the Merger. In addition, it does not address all aspects of federal income taxation that may affect particular Semitool shareholders in light of their particular circumstances, including:

•	shareholders that are insurance companies;

•	shareholders that are tax-exempt organizations;

•	shareholders that are regulated investment companies, mutual funds, real estate investment trusts, banks or other financial institutions, or brokers, dealers or traders in securities;

•	shareholders that hold their common stock as part of a hedge, straddle or conversion transaction;

•	shareholders that hold common stock which constitutes qualified small business stock for purposes of Section 1202 of the Code or “section 1244 stock” for purposes of Section 1244 of the Code;

•	shareholders that are liable for the federal alternative minimum tax;

•	shareholders that are partnerships for United States federal income tax purposes or other pass-through entities or investors in such pass-through entities;

•	shareholders who acquired their common stock pursuant to the exercise of a stock option or otherwise as compensation;

•	shareholders whose functional currency for United States federal income tax purposes is not the United States dollar; and

•

shareholders that are not citizens or residents of the United States or that are foreign corporations, foreign partnerships or foreign estates or trusts with respect to the United States, except as set forth in Backup Withholding.

The following summary also does not address the tax consequences for the holders of stock options, restricted stock units or other securities of Semitool. The following summary assumes that Semitool shareholders hold their common stock as a “capital asset” (generally, property held for investment).

Treatment of Holders of Semitool Common Stock

The receipt of cash in exchange for Semitool common stock pursuant to the Offer or the Merger will be a taxable transaction. Generally, this means that a Semitool shareholder will recognize a capital gain or loss equal to the difference between (i) the amount of cash the shareholder receives in the Offer or the Merger and (ii) the shareholder’s adjusted tax basis in the common stock surrendered therefor. For this purpose, Semitool shareholders who acquired different blocks of Semitool shares at different times or for different prices must calculate gain or loss separately for each identifiable block of Semitool shares surrendered in the exchange. Any such capital gain or loss will be long-term if the holder has held Semitool common stock for more than one year as of the date of the sale of such common stock by such holder in the Offer or the Merger. Capital losses are subject to limitations on deductibility.

Backup Withholding

A Semitool shareholder may be subject to “backup withholding” with respect to certain “reportable payments” including taxable proceeds received in exchange for the shareholder’s Semitool shares in the Offer or the Merger. The current backup withholding rate is 28%, but this rate could change at any time. Backup withholding will generally not apply, however, to a shareholder (i) who furnishes the Depositary with a correct taxpayer identification number on and properly executes Form W-9 or an appropriate substitute form (and who does not subsequently become subject to backup withholding) or (ii) who is otherwise exempt from backup withholding, such as a corporation. In addition, Semitool shareholders who are individuals and are not United States citizens or United States resident aliens or are business entities organized outside the United States (as well as certain other foreign persons) may establish an exemption from backup withholding by delivering the proper version of Form W-8. Each shareholder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal enclosed with this Offer to Purchase in order to provide the information and certification necessary to avoid the imposition of backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. Any amounts withheld from payments to a shareholder under the backup withholding rules generally will be allowed as a credit against such shareholder’s United States federal income tax liability, provided that the required information is given to the IRS.

The foregoing discussion of the United States federal income tax consequences of the Offer and the Merger is only general information and only for Semitool shareholders. Accordingly, Semitool shareholders should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

6. Price Range of Shares of Semitool Common Stock; Dividends on Shares of Semitool Common Stock

Shares of Semitool common stock are listed on The Nasdaq Global Select Market under the symbol “SMTL.”

The following table sets forth, for each of the periods indicated, the high and low closing sales prices per share of Semitool common stock on The Nasdaq Global Select Market.

	High	Low
Fiscal Year Ended September 30, 2008:

First Quarter	9.95	7.95

Second Quarter	8.86	7.40

Third Quarter	9.05	7.51

Fourth Quarter	9.64	6.76

Fiscal Year Ended September 30, 2009:

First Quarter	7.86	2.35

Second Quarter	3.75	1.91

Third Quarter	5.35	2.85

Fourth Quarter	8.72	4.21

Fiscal Year Ending September 30, 2010:

First Quarter (through November 18, 2009)	11.02	7.01

On November 16, 2009, the last trading day before Applied and Semitool announced that they had entered into the Merger Agreement, the closing price of shares of Semitool common stock reported on The Nasdaq Global Select Market was $8.40 per share; therefore, the Offer Price of $11.00 per share represents a premium of 31% over such price. On November 18, 2009, the last trading day prior to the printing of this Offer to Purchase, the closing price of shares of Semitool common stock reported on The Nasdaq Global Select Market was $10.97 per share. Shareholders are urged to obtain current market quotations for shares of Semitool common stock before making a decision with respect to the Offer.

Semitool has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, Semitool is not permitted to declare or pay dividends in respect of shares of its common stock unless approved in advance by Applied in writing. See Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Interim Conduct of Business) of this Offer to Purchase for more information.

7. Effect of the Offer on the Market for Semitool Common Stock; Nasdaq Listing of Semitool Common Stock; Exchange Act Registration of Semitool Common Stock; Margin Regulations

Effect of the Offer on the Market for Semitool Common Stock

The purchase of shares of Semitool common stock in the Offer will reduce the number of holders of shares of Semitool common stock and the number of shares of Semitool common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Semitool common stock held by the public.

Nasdaq Listing of Semitool Common Stock

Applied intends to cause all shares of Semitool common stock to be delisted from The Nasdaq Global Select Market promptly upon completion of the Merger.

Following the acceptance of shares of Semitool common stock for payment pursuant to the Offer and prior to completion of the Merger, Semitool may no longer meet the requirements for continued listing on The Nasdaq Global Select Market, depending upon the number of shares accepted for payment pursuant to the Offer. According to Nasdaq’s published guidelines, shares of Semitool common stock would only meet the criteria for continued listing on The Nasdaq Global Select Market if, among other things, (i) there were at least 400 shareholders, (ii) the minimum bid price for the shares of Semitool common stock was at least $1 per share and (iii) either:

•

there were at least two market makers for the shares of Semitool common stock, the number of publicly–held shares of Semitool common stock (excluding shares of Semitool common stock held by officers, directors, and other beneficial owners of 10% or more) was at least 750,000, the market value of such publicly–held shares of Semitool common stock was at least $5 million, and shareholders’ equity was at least $10 million; or

•

there were at least four market makers for the shares of Semitool common stock, the number of publicly–held shares of Semitool common stock (excluding shares of Semitool common stock held by officers, directors, and other beneficial owners of 10% or more) was at least 1.1 million, the market value of such publicly–held shares of Semitool common stock was at least $15 million, and the market value of the shares of Semitool common stock was at least $50 million or the total assets and total revenue were each at least $50 million.

Shares of Semitool common stock that are held by directors or officers of Semitool, or by any beneficial owner of more than 10% of the shares of Semitool common stock, are not considered to be publicly held for this purpose. According to Semitool, as of November 16, 2009, there were 32,751,356 shares of its common stock outstanding. If, as a result of the purchase of shares of Semitool common stock in the Offer or otherwise, the shares of Semitool common stock no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for The Nasdaq Global Select Market or are delisted from Nasdaq altogether, the market for Semitool common stock will be adversely affected. However, even if this were to occur, Applied would be required to close the Merger unless completion of the Merger were prohibited by law.

If Nasdaq were to delist shares of Semitool common stock, the market for shares of Semitool common stock would be adversely affected. It is possible that such shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for Semitool common stock and the availability of such quotations would depend upon the number of holders of such shares remaining at such time, the level of interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of such shares under the Exchange Act (as described below) and other factors.

Exchange Act Registration of Semitool Common Stock

Semitool common stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Semitool to the SEC if shares of Semitool common stock are neither listed on a national securities exchange (such as The Nasdaq Global Select Market) nor held by 300 or more holders of record. Termination of registration of shares of Semitool common stock under the Exchange Act would reduce the information required to be furnished by Semitool to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Semitool, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to sections 14(a) and 14(c) of the Exchange Act in connection with meetings of Semitool’s shareholders and the related requirement of furnishing an annual report to Semitool’s shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to going private transactions. Furthermore, the ability of affiliates of Semitool and persons holding restricted securities of Semitool to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated if Semitool common stock is no longer registered under the Exchange Act. Acquisition Sub intends to seek to cause Semitool to apply for termination of registration of Semitool common stock under the Exchange Act as soon after the acceptance of shares of Semitool common stock for payment pursuant to the Offer as the requirements for such termination are met.

Margin Regulations

Shares of Semitool common stock are currently margin securities under the regulations of the Board of Governors of the Federal Reserve System (which is sometimes referred to as the “Federal Reserve Board” in this Offer to Purchase), which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Semitool common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of Semitool common stock would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Semitool

General

Semitool is a Montana corporation with its principal offices located at 655 West Reserve Drive, Kalispell, Montana 59901. Semitool’s telephone number at that address is (406) 752-2107. Semitool was incorporated in Montana on July 13, 1979. Semitool designs, manufactures, installs and services highly-engineered equipment for use in the fabrication of semiconductor devices.

Available Information

Semitool is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Semitool’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of Semitool’s securities and any material interest of such persons in transactions with Semitool is required to be disclosed in Semitool’s proxy statements distributed to Semitool’s shareholders and filed with the SEC. Such reports, proxy statements and other information is available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information is obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Semitool contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Acquisition Sub and Applied do not have any knowledge that any such information is untrue, neither Acquisition Sub nor Applied takes any responsibility for the accuracy or completeness of such information or for any failure by Semitool to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. Certain Information Concerning Acquisition Sub and Applied

Acquisition Sub is a Montana corporation and a wholly-owned subsidiary of Applied. Acquisition Sub was organized by Applied to acquire Semitool and has not conducted any other activities since its organization. All outstanding shares of capital stock of Acquisition Sub are owned by Applied. The principal office of Acquisition Sub is located at the same address as Applied’s principal office listed below, and its telephone number at that address is the same telephone number as Applied’s telephone number listed below.

Applied is a Delaware corporation with its principal office located at 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039. Applied’s telephone number at that address is (408) 727-5555. Applied provides Nanomanufacturing Technology solutions for the global semiconductor, flat panel display, solar and related industries, with a broad portfolio of innovative equipment, service and software products. “Nanomanufacturing” is the production of ultra-small structures, including the engineering of thin films on substrates. Applied’s customers include manufacturers of semiconductor wafers and chips, flat panel liquid crystal displays (LCDs), solar photovoltaic cells and modules (solar PVs), and other electronic devices, who use what they manufacture in their own end products or sell the items to other companies for use in advanced electronic components. Applied operates in four reportable segments: Silicon, Applied Global Services, Display, and Energy and Environmental Solutions.

Applied’s Silicon Systems Group, reported under its Silicon segment, develops, manufactures and sells a wide range of manufacturing equipment used to fabricate semiconductor chips, also referred to as integrated circuits (ICs). Most chips are built on a silicon wafer base and include a variety of circuit components, such as transistors and other devices, that are connected by multiple layers of wiring (interconnects). Applied offers systems that perform most of the primary processes used in chip fabrication including: atomic layer deposition (ALD), chemical vapor deposition (CVD), physical vapor deposition (PVD), etch, rapid thermal processing (RTP), chemical mechanical planarization (CMP) and wafer metrology and inspection, as well as systems that etch, measure and inspect circuit patterns on masks used in the photolithography process. Applied’s semiconductor manufacturing systems are used by both integrated device manufacturers and foundries to build memory, logic and other types of chips. Following completion of the acquisition, Semitool will be operated as a business unit of Applied’s Silicon Systems Group.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Acquisition Sub and Applied are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Acquisition Sub, Applied or, to the best knowledge of Acquisition Sub and Applied, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase, none of Acquisition Sub, Applied or, to the best knowledge of Acquisition Sub and Applied, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Applied, Acquisition Sub or any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns any equity security of Semitool, and none of Acquisition Sub, Applied or, to the best knowledge of Acquisition Sub and Applied, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of Semitool during the past 60 days.

Except as described in this Offer to Purchase or the Tender Offer Statement on Schedule TO filed by Applied with the SEC to which this Offer to Purchase is filed as an exhibit, (i) there have not been any contacts, transactions or negotiations between Acquisition Sub or Applied, any of their respective subsidiaries or, to the best knowledge of Acquisition Sub and Applied, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Semitool or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) none of Acquisition Sub, Applied or, to the best knowledge of Acquisition Sub and Applied, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Semitool.

The following are summaries of agreements between certain directors, officers and shareholders of Semitool, on the one hand, and Applied, on the other. The following summaries do not purport to be a complete description of the terms and conditions of the agreements described and are qualified in their entirety by reference to the agreements described, each of which is attached as an exhibit to the Schedule TO, to which this Offer to Purchase is also attached as an exhibit, and is incorporated herein by reference.

Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool, Larry E. Murphy, Chief Operating Officer of Semitool, and certain other directors, officers and shareholders of Semitool identified in this Offer to Purchase, have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) with Applied and Acquisition Sub pursuant to which they have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to Acquisition Sub in the Offer all of the shares of Semitool common stock owned beneficially and/or of record by them, as well as any additional shares of Semitool common stock which they may acquire or own, beneficially or of record (pursuant to Semitool stock options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Semitool common stock, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have under the MBCA and have agreed not to take any action that Semitool is prohibited from taking under Section 5.3 of the Merger Agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Non-Solicitation and Related Provisions) of this Offer to Purchase. As of November 16, 2009, such shareholders held collectively 10,393,693 shares of Semitool common stock, including 160,000 shares of Semitool common stock held by a trust of which one of Semitool’s officers is the trustee, representing in the aggregate approximately 31.7% of the outstanding shares of Semitool common stock as of such date. In addition, such shareholders beneficially owned an additional 1,116,350 shares of Semitool common stock as of such date, comprised of stock options and other securities. By their terms, the Shareholder Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Shareholder Agreements by Applied, the termination of the Offer by Applied and the termination of the Merger Agreement in accordance with its terms.

Raymon F. Thompson and Larry E. Murphy have each entered into a Noncompetition Agreement for the benefit of Applied (collectively, the “Non-Compete Agreements”), which will become effective upon the Acceptance Time. The Non-Compete Agreements provide that for a period of two years from the Acceptance Time, each such person will not (and will not permit any of his affiliates to) anywhere in the world, directly or indirectly, (i) engage in (A) business relating to the design, development, manufacture, marketing, sale or distribution of tools, systems, equipment, products or technology used in connection with any of the following: front end of line or back end of line cleaning, stripping, surface preparation or etching; depositing copper or other interconnect material; semiconductor packaging (including back side metallization and TSV); wet solar processing; LED and battery fabrication; and plating of magnetic materials or (B) any other business or activity engaged in by Semitool or any of its subsidiaries during the one-year period prior to the Acceptance Time (together, with clause (A) (the “Business”)) and (ii) be or become, among other things, an officer, director, stockholder, owner, affiliate, partner, employee, agent, or consultant of, or otherwise become associated with, any person that engages in any aspect of the Business.

Furthermore, each such person has agreed that he will not (and will not permit any of his affiliates to), for a period of two years from the Acceptance Time, (i) hire or encourage, induce or solicit certain employees, consultants or independent contractors of Applied or its affiliates (including Semitool and its subsidiaries) to leave his or her employment, consulting or independent contractor relationship with Applied or its affiliates (including Semitool and its subsidiaries) or (ii) directly or indirectly, encourage, induce or solicit any customer, who has purchased or intends to purchase any product or service of Semitool or its subsidiaries to not do business with Semitool or its subsidiaries or to do business with a competitor of Semitool or its subsidiaries.

Raymon F. Thompson has entered into a Consulting Agreement with Applied (the “Consulting Agreement”), which will become effective upon the consummation of the transactions contemplated by the Merger Agreement (and the execution of the release agreement described below) and will have a term of two years. Under the Consulting Agreement, Mr. Thompson has been engaged as an independent consultant of Applied to provide services to Applied and its subsidiaries as are reasonably requested from him by Applied’s Chief Executive Officer, including transitioning ownership of Semitool, advising on product and technology strategy and roadmap, and retaining and expanding Applied’s and its subsidiaries’ customer base. The Consulting Agreement provides that Applied and Mr. Thompson acknowledge that Mr. Thompson may develop strategies, projects, tactics, inventions, promotions and/or innovations relating to the business of Applied and its subsidiaries (each, an “Opportunity”). The Consulting Agreement further provides that Mr. Thompson will propose each such Opportunity to Applied. If Applied declines to pursue such Opportunity, Mr. Thompson will be entitled to pursue the Opportunity independently if he receives the prior written consent of Applied (which consent may not be unreasonably withheld).

Under the terms of the Consulting Agreement, Applied will pay Mr. Thompson a consideration of $500,000 per twelve month period. In consideration of the payments under the Consulting Agreement, pursuant to a release agreement to be executed in favor of Applied, Mr. Thompson will agree to release and discharge Applied, Semitool and their subsidiaries and affiliates, together with their respective current and former officers, directors, representatives and employees and each of their predecessors, successors and assigns from any and all claims, liabilities and obligations whatsoever which Mr. Thompson has ever had, now has, or may claim to have against those released persons by reason of any matter whatsoever arising out of Mr. Thompson’s employment with Semitool (or any subsidiary thereof).

Larry E. Murphy has entered into an offer letter with Applied (the “Murphy Offer Letter”), which provides that Applied will pay Mr. Murphy an annual base salary of $350,000. Mr. Murphy also will be eligible to participate in one of Applied’s annual bonus incentive programs, the Applied Incentive Plan, for fiscal year 2010, with a target payout percentage of 70% of his base salary, pro-rated based on full months served during fiscal year 2010 from Mr. Murphy’s start date with Applied. The actual amount of the bonus payment will be determined based on Applied’s overall financial performance for the fiscal year, the performance of Mr. Murphy’s business unit and Mr. Murphy’s individual performance. In addition, Mr. Murphy will receive a sign-on bonus of $75,000 after 30 days of employment with Applied.

Provided Mr. Murphy remains an Applied employee in good standing through the second anniversary of the consummation of the transactions contemplated by the Merger (the “Second Anniversary Date”), he will be eligible to receive a retention bonus equal to $1,025,000 (the “Retention Bonus”). If Applied terminates Mr. Murphy’s employment prior to the Second Anniversary Date and if such termination is for reasons other than Cause (as defined in the Murphy Offer Letter), the termination is due to Mr. Murphy’s death or permanent and total disability, or if Mr. Murphy terminates his employment for Good Reason (as defined in the Murphy Offer Letter) prior to the Second Anniversary Date, and provided Mr. Murphy (or, his beneficiaries, as applicable) executes and does not revoke a release of claims in favor of Applied, he still will receive his full Retention Bonus. If, prior to the Second Anniversary Date, Mr. Murphy terminates his employment voluntarily (other than for Good Reason) or is terminated for Cause, he will not receive his Retention Bonus.

Subject to the approval of Applied’s Human Resources and Compensation Committee or its designee, Mr. Murphy will be granted restricted stock units (also referred to as “performance shares”) under which up to 35,000 shares of Applied common stock may be earned subject to Applied’s Employee Stock Incentive Plan and the applicable agreement(s). The restricted stock units will be scheduled to vest as to 25% of such restricted stock units each year over four years, subject to Mr. Murphy’s continued employment with Applied through each relevant vesting date.

Mr. Murphy’s service date with Semitool will be recognized by Applied for those benefits that vest according to service, assuming no significant interruptions in Mr. Murphy’s service to Semitool. Mr. Murphy will accrue time off under Applied’s paid time off program and will be eligible to participate in Applied’s generally available benefit plans, including medical, dental, vision and 401(k) plans, effective the date those plans are made available to Semitool’s employees, subject to waiting periods required for administrative purposes and the requirements of such plans.

In the event that the Retention Bonus and any other payments or benefits provided for in the Murphy Offer Letter or otherwise payable to Mr. Murphy constitutes “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Mr. Murphy’s benefits will be reduced so that no portion of the benefits is subject to the Excise Tax.

Upon Applied becoming Mr. Murphy’s employer following the consummation of the transactions contemplated by the Merger, the Murphy Offer Letter will replace and supersede any understanding or agreement between Mr. Murphy and Applied and Mr. Murphy and Semitool, including his Change in Control Severance Agreement with Semitool dated August 10, 2009 (the “Murphy Severance Agreement”), with regard to severance, compensation matters, acceleration of equity awards and any notice of termination. The Murphy Severance Agreement was previously filed by Semitool on a Form 8-K filed with the SEC on August 12, 2009, and is incorporated herein by reference.

Until the Murphy Offer Letter becomes effective, the Murphy Severance Agreement and Mr. Murphy’s 2004 offer letter with Semitool continue to remain in effect. Pursuant to the terms of the Murphy Severance Agreement, Mr. Murphy will receive certain benefits upon a change in control termination (as defined in the Murphy Severance Agreement but which generally includes a post-change in control termination for good reason (as defined therein) and a termination, during a specified period following a Change in Control, other than for cause (as defined therein), death or disability). These benefits consist of a lump sum payment equal to 200% of Mr. Murphy’s highest annual base salary received over the preceding three year period; continued health insurance, disability and life insurance benefits for Mr. Murphy and his family for a period of eighteen months; and all outstanding equity awards held by Mr. Murphy as of his termination date will accelerate and be fully vested as of the termination date. The Acceptance Time will trigger a change in control for purposes of the Murphy Severance Agreement and the Officer Severance Agreements described below. Mr. Murphy’s 2004 offer letter provides for severance equal to six months gross salary upon a termination initiated by Semitool that is not for misconduct. Mr. Murphy’s 2004 offer letter was previously filed by Semitool on a Form 10-Q filed with the SEC on August 11, 2004, and is incorporated herein by reference.

In connection with the Merger, Applied intends to enter into offer letters with Semitool’s other Section 16 officers (Timothy C. Dodkin, Larry A. Viano, Richard P. Schuster, Paul E. Siblerud, James Wright, Herbert Oetzlinger, Richard C. Hegger and Klaus Pfeifer, each an “Officer”), with such offer letters to become effective upon the closing of the Merger. If the Officer agrees to the offer letter, it is expected that the letter would provide base salary, annual bonus incentive potential, a retention bonus and recommended equity award, similar in structure but not necessarily in amounts to the Murphy Offer Letter. Similarly, the offer letter would replace and supersede any understanding or agreement with Semitool, with regard to severance, compensation matters, acceleration of equity awards and any notice of termination. Until such offer letters become effective, each Officer’s Change in Control Severance Agreement (the “Severance Agreement”) entered into between the Officer and Semitool on August 10, 2009, continues to remain in effect. Pursuant to the terms of the Severance Agreement, each Officer will receive the following benefits upon a Change in Control Termination (as defined in the Officer’s Severance Agreement and identical to the definition in the Murphy Severance Agreement): a lump sum payment equal to 200% of the Officer’s highest annual base salary received over the preceding three year period; continued health insurance, disability and life insurance benefits for the Officer and his family for a period of eighteen months; and all outstanding equity awards held by the Officer as of his termination date will accelerate and be fully vested as of the termination date. The Severance Agreement for each of Messrs. Viano, Dodkin and Oetzlinger, as well as a form of Severance Agreement, were previously filed by Semitool on a Form 8-K filed with the SEC on August 12, 2009, and are incorporated herein by reference.

In addition, until the offer letters with Applied become effective, the Semitool offer letters to Mr. Pfeifer and Mr. Wright continue to remain in effect. These offer letters provide the applicable Officer with severance equal to six months gross salary upon a termination initiated by Semitool that is not for gross misconduct.

10. Source and Amount of Funds

The Offer is not subject to any financing contingencies.

The total amount of funds required by Acquisition Sub to pay for all outstanding shares of Semitool common stock that are tendered in the Offer and converted into the right to receive cash in the Merger, and to pay all fees and expenses related to the Offer and the Merger, is estimated to be approximately $374 million. Acquisition Sub plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by Applied, either directly or through one or more wholly-owned subsidiaries of Applied, to Acquisition Sub. Applied expects to use its cash and cash equivalents to make this contribution or loan.

Acquisition Sub believes that the financial condition of Applied and its affiliates is not material to a decision by a holder of shares of Semitool common stock whether to tender such shares in the Offer because (i) cash is the only consideration that will be paid to the holders of Semitool common stock in connection with the Offer and the Merger, (ii) Acquisition Sub is offering to purchase all of the outstanding shares of Semitool common stock in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Applied has sufficient cash and cash equivalents to provide Acquisition Sub with the amount of cash consideration payable to holders of Semitool common stock in the Offer and the Merger. As of October 25, 2009, Applied had cash and cash equivalents of approximately $1.58 billion.

11. Background of the Offer

Applied regularly evaluates strategies and opportunities to improve its competitive position and enhance value for its stockholders, including opportunities for acquisitions of other companies or their assets.

In the past several years, Applied has from time to time contacted Semitool concerning a potential business combination or strategic relationship. In 2007, Applied and Semitool initiated joint development efforts relating to through silicon via technology (TSV) and copper-based interconnect solutions for chip manufacturing. In addition, Applied and Semitool cross license certain technology to each other and are also members of a consortium which is working toward the development of certain industry-wide production goals.

On August 5, 2009, Larry E. Murphy, Semitool’s President and Chief Operating Officer, contacted Thomas T. Edman, Applied’s Corporate Vice President of Corporate Business Development, to discuss Semitool’s desire to explore a possible business combination with Applied and the timing of any such combination. Mr. Edman indicated that he would discuss such a possible transaction with Applied’s senior management team.

On August 28, 2009, at a meeting at Applied’s offices in Santa Clara, California, members of Applied’s senior management and the Investment Committee of Applied’s Board of Directors met and discussed a potential business combination between Applied and Semitool.

On September 11, 2009, representatives of BofA Merrill Lynch, Semitool’s financial advisor, contacted Greg Psihas, Applied’s Vice President of Mergers & Acquisitions — Corporate Business Development, to discuss a possible business combination between Applied and Semitool. During their discussion, the representatives of BofA Merrill Lynch informed Mr. Psihas that Semitool was running a competitive auction process with other strategic buyers for a potential sale of Semitool, outlined the procedure and timing of the auction process, including the approximate timing of the delivery of a first-round bid, and proposed a meeting to be held between senior management of Applied and Semitool. After the discussion, representatives of BofA Merrill Lynch sent Applied a non-disclosure agreement.

On September 15, 2009, Applied’s Board of Directors met and discussed a possible business combination between Applied and Semitool.

On September 22, 2009, Applied and Semitool executed a mutual non-disclosure agreement to facilitate Applied’s due diligence review of Semitool. Also on that day, representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Applied’s financial advisor, contacted BofA Merrill Lynch to discuss the process and timing of a possible transaction and the upcoming meeting to be held on September 25, 2009 between senior management of Applied and of Semitool. At or about the same time, BofA Merrill Lynch informed Applied that indications of interest with respect to an acquisition of Semitool should be submitted by October 2, 2009.

On September 25, 2009, a meeting took place in BofA Merrill Lynch’s offices in Palo Alto, California, to discuss Semitool’s products, markets, operations, business performance and financial outlook. In attendance were members of Applied’s management (including Messrs. Edman and Psihas, Steve Ghanyem, Corporate Vice President and General Manager of Metal Deposition and Front End Products within Applied’s Silicon Systems Group, and Scott Starling, Managing Director of Strategy in Applied’s Silicon Systems Group, as well as other representatives of Applied); members of Semitool’s senior management (including Raymon F. Thompson, Semitool’s Chairman of the Board and Chief Executive Officer, Mr. Murphy, Larry A. Viano, Semitool’s Vice President and Chief Financial Officer, Richard C. Hegger, Semitool’s General Counsel, and Kevin Witt, Semitool’s Director of Disruptive Technologies); representatives of BofA Merrill Lynch; and representatives of Morgan Stanley.

On September 28, 2009, at a meeting at Applied’s offices in Santa Clara, California, members of Applied’s senior management and the Mergers and Acquisitions Committee of Applied discussed a potential business combination between Applied and Semitool. Subsequently, representatives of Morgan Stanley contacted representatives of BofA Merrill Lynch to discuss the process and timing of a possible transaction, as well as the importance to Applied of retaining certain Semitool officers.

On October 1, 2009, BofA Merrill Lynch provided to Morgan Stanley updated bookings and a revised financial outlook for Semitool for the fourth fiscal quarter of 2009, and discussed Semitool’s intention to release such results publicly on October 6, 2009.

On October 2, 2009, pending its review of Semitool’s non-public information, Applied delivered to Semitool a letter outlining Applied’s first-round bid, which included a non-binding proposal to acquire Semitool for cash consideration ranging from $9.50 to $10.50 per share. The price range contained in Applied’s initial bid was based solely on Applied’s review of Semitool’s publicly available information, the information presented by Semitool during the September 25 meeting, and the synergies Applied expected from the combination. The letter also stated that the proposal was subject to the completion by Applied of its due diligence investigation of Semitool, the negotiation by Applied of acceptable retention arrangements with key Semitool senior management, the execution by the parties of a mutually acceptable definitive merger agreement and final approval of any transaction by Applied’s Board of Directors. In addition, the letter stated that the proposal was not subject to any financing condition. On that same day, Morgan Stanley contacted BofA Merrill Lynch to discuss the terms of Applied’s non-binding proposal.

On October 7, 2009, following several discussions between the parties and their respective representatives concerning Applied’s non-binding proposal, BofA Merrill Lynch contacted Morgan Stanley to discuss Semitool’s valuation. At that time, the representatives of BofA Merrill Lynch verbally indicated a counter-proposal from Semitool of $12.50 per share. On October 9, 2009, BofA Merrill Lynch and Morgan Stanley held further discussions with respect to Applied’s interest in a potential acquisition of Semitool.

On October 12, 2009, BofA Merrill Lynch informed Morgan Stanley that Semitool would not allow due diligence to begin unless Applied improved its offer. Morgan Stanley responded that Applied would not improve its offer in the absence of new information and that Applied would submit to BofA Merrill Lynch a list of follow up due diligence requests for Semitool’s senior management. Applied subsequently submitted the follow-up request list to BofA Merrill Lynch.

From October 13 to October 15, 2009, in response to Applied’s follow-up due diligence requests, Semitool made available to Applied and its representatives additional information regarding its business.

On October 16, 2009, in a telephone conversation with Mr. Murphy of Semitool, Mr. Edman indicated that in order for Applied to be willing to proceed with a transaction, Semitool would need to be willing to proceed based on a price below $12.50 per share price. Mr. Murphy informed Mr. Edman that he would discuss Applied’s view with Semitool’s management team, but that Applied’s stated range of $9.50 to $10.50 was inadequate.

On October 19, 2009, at a meeting at Applied’s offices in Santa Clara, California, members of Applied’s senior management and the Mergers and Acquisitions Committee of Applied discussed the proposed transaction in light of Semitool’s $12.50 per share counter-proposal and the newly acquired diligence information.

On October 21, 2009, at a meeting at Applied’s offices in Santa Clara, California, members of Applied’s senior management and the Investment Committee of Applied’s Board of Directors had further discussions about a potential business combination between Applied and Semitool.

On October 22, 2009, Morgan Stanley delivered to BofA Merrill Lynch on behalf of Applied a revised set of non-binding proposed transaction terms to acquire Semitool for cash consideration of $11.00 per share conditioned on the execution of an exclusivity agreement by Semitool. Later that day, BofA Merrill Lynch contacted Morgan Stanley to request a meeting between senior management of Applied and of Semitool.

On October 23, 2009, Messrs. Edman and Psihas, as well as Dr. Randhir Thakur, Senior Vice President and General Manager of Applied’s Silicon Systems Group, and other representatives of Applied met with Messrs. Murphy, Viano and Hegger to review due diligence materials provided by Semitool and to discuss Applied’s integration process. At the meeting, Semitool presented Applied with a counter-proposal of $11.50 per share and explored whether Applied would have an interest in divesting certain assets of Semitool to Mr. Thompson, to the extent such divestiture might increase the overall consideration to Semitool’s shareholders or otherwise facilitate the integration process. Mr. Psihas indicated that Applied’s prior proposal of $11.00 per share was communicated as its best and final offer, but that Applied would explore the possibility of divesting assets to Mr. Thompson and the potential impact of such divestiture on the proposed transaction.

On October 26, 2009, Mr. Edman reaffirmed to Mr. Murphy Applied’s $11.00 per share offer in cash and indicated that Applied was not prepared to divest certain of Semitool’s assets in connection with the proposed transaction. Mr. Edman also expressed Applied’s desire to commence due diligence immediately in order to meet Semitool’s timing objectives of a closing by the end of calendar year 2009.

On October 30, 2009, Semitool agreed to enter into an exclusivity agreement with Applied that provided for exclusivity through November 16, 2009, with a possible ten-day extension if, as of November 16, 2009, Applied was continuing to use good faith efforts to enter into a definitive acquisition agreement with Semitool.

From November 2, 2009 through November 8, 2009, members of Applied’s senior management, staff and outside advisors held a number of due diligence meetings in Kalispell, Montana, with members of Semitool’s senior management.

On November 5, 2009, Dewey & LeBoeuf LLP, Applied’s outside transactions counsel, sent to Semitool and its outside transactions counsel, Davis Wright Tremaine LLP, an initial draft of an agreement and plan of merger. Between November 7, 2009 and November 15, 2009, Applied and Semitool and their respective legal advisors exchanged several drafts, and negotiated the final terms and conditions, of the merger agreement. Following delivery of the merger agreement, representatives of the parties and their respective advisors negotiated the tender and support agreements to be executed by certain shareholders of Semitool, including Semitool’s directors and executive officers, non-compete agreements with Messrs. Thompson and Murphy, a consulting agreement with Mr. Thompson and an employment offer with Mr. Murphy, and continued their discussions relating to Applied’s ongoing review of Semitool’s due diligence material and the terms of a possible transaction.

At a meeting of Applied’s Mergers & Acquisitions Committee held in Santa Clara on November 12, 2009, the Committee recommended bringing the proposed transaction to Applied’s Board of Directors for approval. On November 13, 2009, Applied’s Board of Directors met to consider whether to approve a form of the merger agreement and to commence the offer at a price of $11.00 in cash per Semitool share. At the meeting, members of Applied senior management reviewed certain aspects of the proposed transaction. Representatives of Dewey & LeBoeuf reviewed certain legal matters, including the material terms of the proposed merger agreement. Morgan Stanley delivered its oral opinion, later confirmed in writing, that, as of November 13, 2009 and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be paid pursuant to the proposed merger agreement was fair from a financial point of view to Applied. Applied’s Board of Directors determined that the merger agreement and the tender offer contemplated thereby were advisable and in the best interests of Applied’s stockholders; at the same time, the Board decided that certain issues relating to the proposed transaction remained outstanding. Accordingly, the Board deemed it appropriate to establish a Merger Committee of the Board with authority to oversee the resolution of outstanding issues, complete the review of the proposed transaction and, if appropriate, approve the transaction. On November 16, 2009, after completing its review and determining that all issues relating to the proposed transaction that had been outstanding at the time of the November 13, 2009 Board meeting had been resolved, the Merger Committee of the Board approved the merger agreement and the offer contemplated thereby.

Applied was informed on November 16, 2009 that Semitool’s Board of Directors had approved entering into the merger agreement with Applied. After finalizing the disclosure schedule to be delivered by Semitool in connection with entering into the merger agreement, the parties executed the Merger Agreement. In addition, Applied and the respective parties to the Shareholder Agreements, the Non-Compete Agreements, the Consulting Agreement and the Murphy Offer Letter executed the same.

On the morning of November 17, 2009, the parties issued a joint press release announcing the execution of the Merger Agreement.

On November 19, 2009, Acquisition Sub commenced the Offer.

12. Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements

Purpose of the Offer and the Merger

The purpose of the Offer and Merger is to enable Applied to acquire the entire equity interest in, and thus control of, Semitool. The Offer, as the first step in the acquisition of Semitool, is intended to facilitate the acquisition of all of the outstanding shares of Semitool common stock or, if fewer than all of the outstanding shares of Semitool common stock are validly tendered in the Offer and not withdrawn prior to the Expiration Date, such lesser number of shares of Semitool common stock, subject to the Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). The purpose of the Merger is for Applied to acquire any and all outstanding shares of Semitool common stock that are not validly tendered in the Offer and accepted for payment by Acquisition Sub in the Offer.

Plans for Semitool

Following the acceptance of shares of Semitool common stock for payment pursuant to the Offer, Applied will have the right to, and intends to, designate representatives to Semitool’s board of directors, which designees will constitute at least two-thirds but no less than a majority of the board of directors and therefore control

Semitool. Following the acceptance of shares of Semitool common stock for payment pursuant to the Offer and completion of the Merger, Applied intends to integrate Semitool’s operations with those of Applied under the direction of Applied’s management. Applied’s principal reason for acquiring Semitool is to further complement and strengthen Applied’s business of providing Nanomanufacturing Technology solutions for the global semiconductor, flat panel display, solar and related industries. Applied intends to continue to review Semitool and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and, subject to the terms of the Merger Agreement, to consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The Merger Agreement

The following is a summary of the Merger Agreement. The following summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Applied in connection with the Offer, and is incorporated herein by reference. The Merger Agreement contains representations and warranties that Semitool, Applied and Acquisition Sub made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among Semitool, Applied and Acquisition Sub rather than establishing matters as facts. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning Semitool) of this Offer to Purchase.

Pursuant to the notice requirements set forth in Section 35-1-818 of the MBCA, in connection with the Merger, Acquisition Sub must mail a copy of the summary of a plan of merger satisfying the requirements of such section to each shareholder of Semitool who does not waive the mailing requirement in writing. In addition, in connection with the Merger, Acquisition Sub may not deliver articles of merger to the Secretary of State of the State of Montana for filing until at least 30 days after the date it mailed a copy of such plan of merger to each shareholder of Semitool who did not waive the mailing requirement. In accordance with Section 35-1-818 of the MBCA, attached as Schedule II to this Offer to Purchase is a copy of Applied’s Plan of Merger.

The Offer

The Merger Agreement provides for the commencement of the Offer by Acquisition Sub.

Acquisition Sub’s obligation to accept for payment and to pay for any shares of Semitool common stock that are validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of (i) the Minimum Condition and (ii) each of the other Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). Without Semitool’s prior written consent: (A) the Minimum Condition may not be amended or waived; and (B) no change may be made to the Offer that: (1) changes the form of consideration to be delivered by Acquisition Sub pursuant to the Offer; (2) decreases the Offer Price or the number of shares of Semitool common stock sought to be purchased by Acquisition Sub in the Offer; (3) imposes conditions to the Offer in addition to the Offer Conditions; or (4) extends the Expiration Date, except as otherwise provided in the Merger Agreement in the event that any Offer Condition is not satisfied or has not been waived at the time the Offer is scheduled to expire.

The Offer is initially scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 17, 2009, 20 business days following the date of the commencement of the Offer.

In the event that, as of the scheduled Expiration Date, any Offer Condition is not satisfied or has not been waived, Acquisition Sub may, in its discretion and without the consent of Semitool or any other person, extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension (but no later than March 31, 2010), to permit such Offer Condition to be satisfied. In addition, Acquisition Sub may, in its discretion and without the consent of Semitool or any other person, (i) extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer and (ii) elect to provide for a “subsequent offering period” (and one or more extensions of such period) in accordance with the rules and regulations of the SEC, unless Applied has become the owner, directly or indirectly, of 80% or more of the outstanding shares of Semitool common stock. Subject to the parties’ respective termination rights under the Merger Agreement (as described below under the caption “Termination of the Merger Agreement”), if requested in writing by Semitool at least two business days prior to the scheduled Expiration Date, Acquisition Sub must extend the Offer beyond the scheduled Expiration Date for an additional period of 20 business days in the event that the Offer Conditions described below in the first, second, third, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth and fourteenth bullet points under Section 13 (Conditions to the Offer) of this Offer to Purchase are satisfied or have been waived as of the scheduled Expiration Date (or Acquisition Sub reasonably determines that all such Offer Conditions are likely to be satisfied within 15 business days after such scheduled Expiration Date), and the other Offer Conditions (described below in the fourth, fifth and sixth bullet points of such Section 13) are not satisfied and have not been waived as of the scheduled Expiration Date. However, Acquisition Sub will not be required to extend the Offer to a date later than March 31, 2010.

The Merger Agreement further provides that, on the terms of and subject to the conditions to the Offer, Acquisition Sub will accept for payment all shares of Semitool common stock that are validly tendered in the Offer and not withdrawn as soon as practicable after Acquisition Sub is permitted to do so under applicable legal requirements and must pay for such shares promptly thereafter.

If, between the date of the Merger Agreement and the date on which any particular share of Semitool common stock is accepted for payment pursuant to the Offer, the outstanding shares of Semitool common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event occurs during such period, then the Offer Price will be appropriately adjusted.

The Merger Agreement also provides that, contemporaneously with the filing by Applied and Acquisition Sub of the Schedule TO or as promptly as practicable thereafter on the date on which Acquisition Sub commences the Offer, Semitool must file with the SEC, and (following or contemporaneously with the dissemination of the Offer to Purchase and related documents) disseminate to holders of shares of Semitool common stock a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”), that reflects the terms and conditions of the Merger Agreement, such information with respect to Semitool and its officers and directors as required by the rules and regulations of the SEC in connection with Applied’s designation of representatives to Semitool’s board of directors, and the unanimous recommendation of Semitool’s board of directors that the shareholders of Semitool accept the Offer and tender their shares of Semitool common stock pursuant to the Offer and, if required under applicable law, approve the Merger Agreement.

Top-Up Option

Pursuant to the Merger Agreement, Semitool has granted Applied and Acquisition Sub an assignable and irrevocable option to purchase from Semitool the number of newly-issued, fully paid and non-assessable shares of Semitool common stock equal to the lesser of: (i) the number of shares of Semitool common stock that, when added to the number of shares of Semitool common stock owned by Applied or Acquisition Sub at the time of exercise of the Top-Up Option, constitutes 80% of the number of shares of Semitool common stock that would be outstanding on a fully-diluted basis immediately after the issuance of all shares of Semitool common stock subject to the Top-Up Option; or (ii) the aggregate number of shares of Semitool common stock that Semitool is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by Applied or Acquisition Sub, in whole or in part, at any time at or after the Acceptance Time. The aggregate purchase price payable for the shares of Semitool common stock being purchased by Applied or Acquisition Sub pursuant to the Top-Up Option will be determined by multiplying the number of such shares by the Offer Price. Such purchase price may be paid by Applied or Acquisition Sub, at its election, either entirely in cash or by executing and delivering to Semitool a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. The Merger Agreement requires the parties to cooperate to ensure that the issuance of the shares of Semitool common stock being purchased by Applied or Acquisition Sub pursuant to the Top-Up Option is effected pursuant to an exemption from registration under the Securities Act.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer

The Merger Agreement provides that, effective upon the Acceptance Time and from time to time thereafter, Applied will be entitled to designate to serve on Semitool’s board of directors the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on Semitool’s board of directors (giving effect to any increase in the size of Semitool’s board of directors effected pursuant to these provisions) and (ii) a fraction having a numerator equal to the aggregate number of shares of Semitool common stock then beneficially owned by Applied or Acquisition Sub (including all shares of Semitool common stock accepted for payment pursuant to the Offer), and having a denominator equal to the total number of shares of Semitool common stock then issued and outstanding. The Merger Agreement provides that in no event will Applied’s director designees constitute less than a majority of Semitool’s entire board of directors.

Pursuant to the Merger Agreement, Semitool must take all actions necessary to cause Applied’s designees to be elected or appointed to Semitool’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of Semitool’s board of directors. Furthermore, from and after the Acceptance Time, to the extent requested by Applied, Semitool must also use its commercially reasonable efforts to: (i) obtain and deliver to Applied the resignation of each individual who is an officer of Semitool or any of its subsidiaries; and (ii) cause individuals designated by Applied to constitute the number of members, rounded up to the next whole number, on each committee of Semitool’s board of directors and the board of directors of each subsidiary of Semitool (and each committee thereof), that represents at least the same percentage as Applied’s director designees represent on Semitool’s board of directors. Notwithstanding such provisions, Semitool is required to use commercially reasonable efforts to ensure that, at all times prior to the effective time of the merger (the “Effective Time”), at least two of the members of Semitool’s board of directors are individuals who were directors of Semitool on the date of the Merger Agreement (“Continuing Directors”). However, if at any time prior to the Effective Time there is only one Continuing Director serving as a director of Semitool for any reason, then Semitool’s board of directors must cause an individual selected by the remaining Continuing Director to be appointed to serve on Semitool’s board of directors (and such individual will be deemed to be a Continuing Director for all purposes). In addition, if at any time prior to the Effective Time, no Continuing Directors remain on Semitool’s board of directors, then Semitool’s board of directors must appoint two individuals who are not officers, employees or affiliates of Semitool, Applied or Acquisition Sub to serve on Semitool’s board of directors (and each such individual will be deemed to be a Continuing Director for all purposes).

The Merger Agreement provides, that following the election or appointment of Applied’s designees to Semitool’s board of directors and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize any of the following actions of Semitool (each, an “Adverse Action”), to the extent the action in question could reasonably be expected to affect adversely Semitool’s shareholders (other than Applied or Acquisition Sub): (i) any action by Semitool with respect to any amendment or waiver of any term or condition of the Merger Agreement, the Merger or the articles of incorporation or bylaws of Semitool; (ii) any termination of the Merger Agreement by Semitool; or (iii) any extension by Semitool of the time for the performance of any of the obligations or other acts of Applied or Acquisition Sub, or any waiver or assertion of any of Semitool’s rights under the Merger Agreement. The approval of any Adverse Action by a majority of the Continuing Directors will constitute the valid authorization of Semitool’s board of directors with respect to such Adverse Action, and no other action on the part of Semitool or by any other director of Semitool will be required to authorize such Adverse Action.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the MBCA, Acquisition Sub will be merged with Semitool, with the surviving corporation in the Merger continuing to exist as the surviving corporation following the Merger as a wholly-owned subsidiary of Applied and the separate corporate existence of the other party to the Merger will cease.

Conversion of Shares of Semitool Common Stock

Pursuant to the Merger Agreement, at the Effective Time, each share of Semitool common stock then outstanding (other than shares of Semitool common stock held by Applied, Acquisition Sub, Semitool or any wholly-owned subsidiary of Applied or Semitool or held in Semitool’s treasury) will be converted into the right to receive the Offer Price, upon proper surrender of the certificate representing such share.

Dissenters’ Rights

Any share of Semitool common stock that, as of the Effective Time, is held by a holder who is entitled to, and who has properly asserted, dissenters’ rights under Sections 35-1-826 through 35-1-839 of the MBCA with respect to such share, and has not waived, withdrawn or otherwise lost such rights, will not be converted into or represent the right to receive the price per share paid in the Offer and the holder of such share will be entitled only to such rights as may be granted to such holder pursuant to Sections 35-1-826 through 35-1-839 of the MBCA with respect to such share. Shares of Semitool common stock held by shareholders who fail to preserve or perfect, or who waive, withdraw or otherwise lose, their rights to payment under Sections 35-1-826 through 35-1-839 of the MBCA, however, will be deemed automatically to have been converted into, at the Effective Time, and to represent only, the right to receive (upon the surrender of the stock certificate representing such share) the price per share paid in the Offer in cash, without interest thereon and less any required withholding tax. Each shareholder holding of record or beneficially owning shares of Semitool common stock that is entitled to and has properly asserted dissenters’ rights with respect to such shares, and has not waived, withdrawn or otherwise lost such rights, will receive payment of the estimated fair value for such shares (plus interest determined in accordance with Section 35-1-834 of the MBCA) from Acquisition Sub or from the Depositary, on behalf of Acquisition Sub, pursuant to Sections 35-1-826 through 35-1-839 of the MBCA.

Semitool will give Applied prompt notice upon receipt by Semitool at any time prior to the Effective Time of any demand for payment of the estimated fair value of any shares of Semitool common stock under Sections 35-1-826 through 35-1-839 of the MBCA and of any other demand, notice, withdrawal or other instrument delivered to Semitool prior to such time pursuant to the MBCA. Further, Semitool will give Applied the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. Semitool has agreed that it will not, except with the prior written consent of Applied, negotiate, voluntarily make any payment with respect to, or settle or offer to settle, any such demand prior to the Effective Time.

In accordance with applicable Montana law, a separate notice and detailed description of dissenters’ rights under Sections 35-1-826 through 35-1-839 of the MBCA for shareholders entitled to assert dissenters’ rights under Montana law will be provided to the remaining shareholders of Semitool, together with a copy of such provisions, after completion of the offer.

Treatment of Semitool Stock Options, Restricted Stock Units and Restricted Stock

Applied will not assume any Semitool stock options, restricted stock units or restricted stock. In addition, prior to the Acceptance Time, Semitool must take all action and obtain all consents that may be necessary to effectuate the provisions of the Merger Agreement described below and to ensure that, from and after the Acceptance Time, holders of Semitool stock options, restricted stock units and restricted stock have no rights with respect thereto other than those described below.

The Merger Agreement provides that each unexercised Semitool stock option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time will be canceled, with the holder of each such Semitool stock option becoming entitled to receive a payment in cash, in consideration of such cancellation and in settlement therefor, in an amount equal to the product of (i) the excess, if any, of: (A) the Offer Price; over (B) the exercise price per share of Semitool common stock subject to such Semitool stock option; multiplied by (ii) the total number of shares of Semitool common stock subject to the unexercised portion of such Semitool stock option immediately prior to the Acceptance Time. However, if the exercise price per share of Semitool common stock under any such Semitool stock option is equal or greater than the Offer Price, then such Semitool stock option will be canceled for no consideration. All amounts payable with respect to Semitool stock options will be paid as promptly as practicable (and in any event no later than 30 days) following the Acceptance Time, without interest thereon, and less any required withholding tax. From and after the Acceptance Time, any canceled Semitool stock option will entitle the holder thereof only to the aforementioned payment.

The Merger Agreement also provides that each Semitool restricted stock unit that is outstanding immediately prior to the Acceptance Time, to the extent not previously vested and settled in full, will be canceled, with the holder of each such Semitool restricted stock unit becoming entitled to receive a payment in cash, in consideration of such cancellation and in settlement therefor, in an amount equal to the product of (i) the Offer Price; multiplied by (ii) the total number of shares of Semitool common stock subject to the outstanding portion of such Semitool restricted stock unit not previously vested and settled in full as of immediately prior to the Acceptance Time. All amounts payable with respect to Semitool restricted stock units will be paid as promptly as practicable following the Acceptance Time (and in any event no later than 30 days following the Acceptance Time, subject to any delay required to avoid imposition to the award holder of additional tax under Section 409A of the Code), without interest thereon, and less any required withholding tax. From and after the Acceptance Time, any canceled Semitool restricted stock unit will entitle the holder thereof only to the aforementioned payment.

The Merger Agreement further provides that each share of Semitool restricted stock that is outstanding immediately prior to the Acceptance Time will vest in full as of the Acceptance Time, any repurchase option, risk of forfeiture or other condition will lapse, and holders of such Semitool restricted stock will be entitled to receive the Offer Price, without interest thereon and less any required withholding tax.

Representations and Warranties

Semitool made representations and warranties to Acquisition Sub and Applied in the Merger Agreement (many of which are limited by “materiality” and similar qualifiers), including representations and warranties by Semitool relating to:

•	its subsidiaries, due organization and good standing;

•	its articles of incorporation and bylaws;

•	its capitalization;

•	its filings with the SEC and financial statements;

•	the absence of certain specified changes with respect to it and its business during the period from June 30, 2009 through the date of the Merger Agreement;

•	title to its assets;

•	its loans, accounts receivable, customers and inventories;

•	its equipment, real property and leasehold interests;

•	its intellectual property;

•	its contracts;

•	the sale of its products and performance of its services;

•	its liabilities;

•	its compliance with legal requirements;

•	certain of its business practices;

•	governmental authorizations;

•	tax matters;

•	employee and labor matters, and its benefit plans;

•	environmental matters;

•	its insurance policies;

•	transactions with affiliates;

•	legal proceedings and orders;

•	its authority to enter into, and the enforceability against it of, the Merger Agreement;

•	the inapplicability of anti-takeover statutes to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

•	lack of discussions with any other person regarding any Acquisition Proposal or Acquisition Inquiry (as defined below under the caption “Non-Solicitation and Related Provisions”);

•	the required shareholder approval for the Merger;

•	non-contravention of laws and agreements, and absence of required consents;

•	the fairness opinion received by Semitool’s board of directors;

•	the financial advisory fees payable by Semitool; and

•	the disclosure of statements of material fact to its shareholders.

Acquisition Sub and Applied made representations and warranties to Semitool in the Merger Agreement, including representations and warranties relating to:

•	their valid existence and good standing;

•	their authority to enter into, and the enforceability against them of, the Merger Agreement;

•	non-contravention of laws and agreements, and absence of required consents;

•	the disclosure of statements of material fact to Semitool’s shareholders;

•	governmental authorizations;

•	no ownership of Semitool common stock;

•	the financial advisory fees payable by Applied; and

•	the sufficiency of the funds held by Applied to consummate the transactions contemplated by the Merger Agreement.

Interim Conduct of Business

The Merger Agreement provides that, during the period from the date of the Merger Agreement through the earlier of the Effective Time or the date of termination of the Merger Agreement (the “Pre-Closing Period”):

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Semitool must (i) ensure that it and each of its subsidiaries conducts its business and operations in the ordinary course and in accordance with past practices, and (ii) exercise its commercially reasonable efforts to ensure that it and each of its subsidiaries conduct their business and operations in compliance in all material respects with all applicable legal requirements and the requirements of the contracts to which they are parties or by which they or their assets are bound;

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Semitool must use commercially reasonable efforts to ensure that it and each of its subsidiaries preserves intact its current business organization, keeps available the services of its current officers, consultants and employees and maintains its relations and goodwill with all suppliers, customers, producers, strategic partners, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with it or such subsidiary;

•	Semitool must keep in full force all insurance policies identified in the Merger Agreement (or reasonably equivalent policies); and

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Semitool must, to the extent reasonably requested by Applied and permitted under applicable legal requirements, cause its officers and the officers of its subsidiaries to report regularly to Applied concerning the status of Semitool’s business.

The Merger Agreement further provides that, without limiting the generality of the foregoing, during the Pre-Closing Period, Semitool may not (without the prior written consent of Applied, which in the case of the eighth, ninth, fourteenth and (with respect to settlements, but not commencements, of legal proceedings) sixteenth bullet points immediately below, may not be unreasonably withheld, conditioned or delayed), and will not permit any of its subsidiaries to:

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declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities or rights, warrants or options to acquire any such shares or securities, other than: (i) the acquisition by Semitool of shares of Semitool common stock in connection with the surrender of shares of Semitool common stock by holders of Semitool stock options in order to pay the exercise price of the Semitool stock options; (ii) the withholding of shares of Semitool common stock to satisfy tax obligations with respect to awards granted pursuant to Semitool’s stock option and equity compensation plans; and (iii) the acquisition by Semitool of Semitool stock options or Semitool restricted stock in accordance with their terms in effect as of the date of the Merger Agreement in connection with the forfeiture of such awards;

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sell, issue, grant or authorize the issuance or grant of, or materially amend the terms of: (i) any capital stock or other security; (ii) any option, restricted stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that Semitool may issue shares of Semitool common stock upon the valid exercise of Semitool stock options or the vesting of Semitool restricted stock units outstanding as of the date of the Merger Agreement);

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split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock;

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amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Semitool’s stock option or equity compensation plans, any provision of any agreement evidencing any outstanding Semitool stock option or restricted stock unit or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding equity-based compensation award or other security or any related contract;

•	adopt, approve or implement any “poison pill” or similar rights plan or related agreement;

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amend or permit the adoption of any amendment to its articles of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

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make any capital expenditure (except that it and its subsidiaries may make capital expenditures that, when added to all other capital expenditures made on behalf of it and its subsidiaries during the Pre-Closing Period, do not exceed $500,000 in the aggregate);

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other than in the ordinary course of business and in accordance with past practices, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract with a term of greater than six months or involving obligations on the part of it or any of its subsidiaries in excess of $250,000, or amend, seek to amend, terminate, seek to terminate, or waive or exercise any material right or remedy under, any material contract;

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acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in each case for immaterial assets acquired, leased, licensed or disposed of by Semitool in the ordinary course of business and in accordance with past practices), or waive or relinquish any material right;

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(i) incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of it or any of its subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, other than: (A) trade payables and similar obligations incurred in the ordinary course of business and in accordance with past practices; (B) other indebtedness incurred, assumed or otherwise entered into in the ordinary course of business and in accordance with past practices (including any borrowings under Semitool’s existing credit facilities and in respect of letters of credit) for additional amounts after the date of the Merger Agreement not in excess of $500,000 in the aggregate; (C) obligations incurred in connection with Semitool’s entry into and performance of the obligations arising in connection with the transactions contemplated by the Merger Agreement; and (D) any such indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of the Merger Agreement or permitted to be incurred, assumed or otherwise entered into under the Merger Agreement; or (ii) other than for accounts receivable and similar arrangements extended in the ordinary course of business and in accordance with past practices, make any loans to any person;

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establish, adopt, terminate or amend any employee plan or any plan, practice, agreement, arrangement or policy that would be an employee plan if it was in existence on the date of the Merger Agreement, pay any bonus or make any profit-sharing or similar payment to or for the benefit of, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its current or former directors, officers or employees (except that Semitool may pay customary bonus payments in accordance with past practices and with Semitool’s bonus program);

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hire any employee at the level of Vice President or above, hire any employee with an annual base salary in excess of $100,000 or promote any employee to a management level position except in order to fill a position vacated after the date of the Merger Agreement;

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change in any material respect any of its pricing policies, product return policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices in any respect;

•	make any material tax election;

•	commence or settle any legal proceeding, except with respect to non-material disputes as may arise from time to time in the ordinary course of business;

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enter into any material transaction with any of its affiliates (other than Semitool and any subsidiary of Semitool) other than pursuant to written arrangements in effect on the date of the Merger Agreement and excluding any employment, compensation or similar arrangements otherwise permitted pursuant to this provision; or

•	agree or commit to take any of the actions described in the foregoing.

Access and Investigation

During the Pre-Closing Period, Semitool will, and will cause its and its subsidiaries’ representatives to, (i) provide Applied and Applied’s representatives with reasonable access during normal business hours to the representatives, personnel and assets of Semitool or its subsidiaries and to all existing books and records, tax returns, work papers and other documents and information relating to Semitool or its subsidiaries and (ii) permit Applied’s senior officers to meet, upon reasonable notice and during normal business hours, with officers of Semitool responsible for Semitool’s financial statements and the internal controls of Semitool and its subsidiaries to discuss such matters as Applied may reasonably deem necessary or appropriate with respect to the satisfaction by Applied or Semitool of its obligations under the Sarbanes-Oxley Act of 2002 and the rules and regulations relating thereto. In addition, Semitool is obligated to provide Applied copies of all books and records, tax returns, work papers and other documents and information (including financial, operating and other data) relating to Semitool and its subsidiaries as Applied may reasonable request.

Notices

During the Pre-Closing Period, Semitool must promptly notify Applied of (i) the occurrence or non-occurrence of any event, condition, fact or circumstance that would be reasonably likely to cause: (A) any representation or warranty made by Semitool or its subsidiaries in the Merger Agreement to be untrue or inaccurate in any material respect at any time during such period; or (B) any of the conditions set forth in Section 13 (Conditions to the Offer) or in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Conditions to the Merger) not to be satisfied; (ii) the failure by Semitool to comply with or satisfy any covenant, condition or agreement to be satisfied by it pursuant to the Merger Agreement; (iii) (A) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement; and (B) any legal proceeding commenced, or (to its knowledge) threatened, against, relating to or involving or otherwise affecting, any of Semitool or its subsidiaries that relates to the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement; or (iv) any event, condition, fact or circumstance that has had or could reasonably be expected to have or result in a Semitool Material Adverse Effect.

During the Pre-Closing Period, Applied must promptly notify Semitool, orally and in writing, of (i) the occurrence or non-occurrence of any event, condition, fact or circumstance that would be reasonably likely to cause: (A) any representation or warranty made by Applied or Acquisition Sub in the Merger Agreement to be untrue or inaccurate in any material respect at any time during such period; or (B) any of the conditions set forth in the fourth and fifth bullet points in Section 13 (Conditions to the Offer) or in Section 12 (Purpose of the Offer and the Merger; Plans for Semitool; The Merger Agreement; The Shareholder Agreements — Conditions to the Merger) not to be satisfied; or (ii) the failure by Applied or Acquisition Sub to comply with or satisfy any covenant, condition or agreement to be satisfied by it pursuant to the Merger Agreement.

No notification given to Applied or Semitool, as applicable, pursuant to the foregoing provisions will limit or otherwise affect any of the representations, warranties or covenants of the notifying party contained in the Merger Agreement or any of the remedies available to notified party under the Merger Agreement.

Non-Solicitation and Related Provisions

The Merger Agreement requires Semitool to, and to ensure that each of its subsidiaries and all of its and their respective representatives, immediately cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any person that relate to any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Applied or any of its affiliates) contemplating or otherwise relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction (i) in which Semitool or any of its subsidiaries is a constituent corporation, (ii) in which a person or “group” (as defined in the Exchange Act and the rules thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of any of Semitool or its subsidiaries or the surviving entity in a merger or the resulting direct or indirect parent of Semitool or any such subsidiary or surviving entity or (iii) in which any of Semitool or any of its subsidiaries issues securities representing 15% or more of its outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class);

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the net revenues, net income or assets of any of Semitool or its subsidiaries; or

•	any liquidation or dissolution of Semitool or any of its subsidiaries.

Each of the transactions (or any series of related transactions) referred to above is referred to as an “Acquisition Transaction,” and any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Applied or any of its affiliates) relating to a possible Acquisition Transaction is referred to as an “Acquisition Proposal.”

In addition, the Merger Agreement requires Semitool to, and to ensure that each of its subsidiaries and its and their respective representatives, immediately cease and cause to be terminated any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Applied or any of its affiliates) that could reasonably be expected to lead to an Acquisition Proposal (such an inquiry, indication of interest or request for information, an “Acquisition Inquiry”).

The Merger Agreement further provides that Semitool may not (and may not resolve or propose to), directly or indirectly, and must ensure that each of its subsidiaries and its and their respective representatives do not (and do not resolve or propose to), directly or indirectly (other than with respect to Applied and Acquisition Sub):

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solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction or any person (other than Applied and its affiliates) under or pursuant to any applicable takeover statutes), or take any action that could reasonably be expected to lead to an Acquisition Proposal;

•	furnish any information regarding Semitool or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; or

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry.

The Merger Agreement also provides that Semitool may not release or permit the release of any person from, or amend or waive or permit the amendment or waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Semitool or any of its subsidiaries is or becomes a party or under which Semitool or any of its subsidiaries has or acquires any rights, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of Applied. The Merger Agreement provides that Semitool must promptly request each person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal or equity investment to return or destroy all confidential information furnished to such person by or on behalf of Semitool or any of its subsidiaries, and prohibit any third party from having access to any physical or electronic data rooms relating to a possible Acquisition Proposal.

However, nothing in the Merger Agreement prohibits Semitool, prior to the Acceptance Time, from furnishing non-public information regarding Semitool or any of its subsidiaries to, or entering into discussions or negotiations with, any person in response to (and in connection with) an unsolicited bona fide Acquisition Proposal that is submitted to Semitool by such person (and not withdrawn) if:

•	none of Semitool, its subsidiaries and their respective representatives has breached or taken any action inconsistent with any of these provisions;

•	such Acquisition Proposal constitutes a Superior Offer (as defined below);

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Semitool’s board of directors determines in good faith, after having taken into account the advice of Semitool’s outside legal counsel, that such action is required in order for Semitool’s board of directors to comply with its fiduciary obligations to Semitool’s shareholders under applicable law;

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at least two business days prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such person, Semitool gives Applied written notice of the identity of such person and of Semitool’s intention to furnish non-public information to, or enter into discussions or negotiations with, such person, and Semitool receives from such person an executed confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such person by or on behalf of Semitool, customary “standstill” provisions (which may in no event be less favorable to Semitool than the “standstill” provisions included in the confidentiality agreement between Applied and Semitool) and other provisions no less favorable to Semitool than the provisions of such confidentiality agreement; and

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prior to or concurrently with furnishing any such non-public information to such person, Semitool furnishes such non-public information to Applied (to the extent such non-public information has not been previously furnished by Semitool to Applied).

Under the Merger Agreement, Semitool acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence that is taken by any representative of Semitool or any of its subsidiaries, whether or not such representative is purporting to act on behalf of Semitool or such subsidiary, will be deemed to constitute a breach of these provisions by Semitool.

The Merger Agreement defines “Superior Offer” as an unsolicited, bona fide Acquisition Proposal that, if consummated, would result in a person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (i) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of Semitool or of the surviving entity in a merger or the resulting direct or indirect parent of Semitool or such surviving entity; or (ii) 50% or more of the assets of Semitool and its subsidiaries, taken as a whole, which Semitool’s board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and Semitool’s outside legal counsel, is: (A) more favorable to Semitool’s shareholders from a financial point of view than the terms of the Offer or the Merger, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making the proposal (including any changes to the terms of the merger agreement proposed by Applied to Semitool in response to such proposal or otherwise, and any fees payable by Semitool under the merger agreement); and (B) is reasonably likely to be consummated on the terms proposed. Any such Acquisition Proposal will not be deemed to be a “Superior Offer” if it is subject to any financing conditions.

The Merger Agreement also requires that if Semitool or any of its subsidiaries or any of their respective representatives receives an Acquisition Proposal or Acquisition Inquiry or any request for non-public information, then Semitool must promptly (and in no event later than 24 hours after receipt of such Acquisition Proposal, Acquisition Inquiry or request) advise Applied orally and in writing of such Acquisition Proposal, Acquisition Inquiry or request (including the identity of the person making or submitting such Acquisition Proposal, Acquisition Inquiry or request, the material terms and conditions thereof, and, if available, any written documentation received by Semitool or such subsidiary setting forth such terms and conditions). The Merger Agreement further requires Semitool to keep Applied fully informed with respect to the status of any Acquisition

Proposal, Acquisition Inquiry or request and any modification or proposed modification thereto, and to promptly (and in no event later than 24 hours) notify Applied orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to these provisions.

Recommendation of Semitool’s Board of Directors

Semitool’s board of directors has unanimously recommended that Semitool’s shareholders accept the Offer and tender their shares of Semitool common stock to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, approve the Merger Agreement (the “Semitool Board Recommendation”). The Merger Agreement provides that, except as provided below, neither Semitool’s board of directors nor any committee thereof may: (i) (A) withdraw or modify in a manner adverse to Applied or Acquisition Sub, or publicly propose to withdraw or modify in a manner adverse to Applied or Acquisition Sub, the Semitool Board Recommendation, or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal or resolve, agree or propose to take any of the foregoing actions described under clauses “(A)” or “(B)” (any such actions described in clause “(i)” being referred to as an “Adverse Recommendation Change”); or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit Semitool or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to, or that is intended to, contemplates or is reasonably likely to result in, an Acquisition Transaction, other than a confidentiality agreement described above under the caption “Non-Solicitation and Related Provisions” (an “Acquisition Agreement”) or resolve, agree or propose to take any such action. The Merger Agreement clarifies that the Semitool Board Recommendation will be deemed to have been modified in a manner adverse to Semitool if it is no longer unanimous.

The Merger Agreement further provides that, notwithstanding the foregoing, Semitool’s board of directors may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change and thereafter may cause Semitool to terminate the Merger Agreement in accordance with the termination right described below in the sixth bullet point under the caption “Termination of the Merger Agreement” and concurrently with such termination cause Semitool to enter into a binding, written, definitive Acquisition Agreement providing for the consummation of the transaction contemplated by the Superior Proposal (a “Specified Definitive Acquisition Agreement”) in accordance and subject to compliance with such termination right, if: (i) an unsolicited bona fide, written Acquisition Proposal that did not otherwise result from a breach of the provisions described above under the caption “Non-Solicitation and Related Provisions” is made to Semitool and is not withdrawn; (ii) Semitool’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation, that such Acquisition Proposal constitutes a Superior Offer; (iii) Semitool’s board of directors determines in good faith, after having taken into account the advice of Semitool’s outside legal counsel, that, in light of such Superior Offer, an Adverse Recommendation Change is required in order for Semitool’s board of directors to comply with its fiduciary obligations to Semitool’s shareholders under applicable laws; (iv) prior to effecting such Adverse Recommendation Change, Semitool’s board of directors gives Applied at least three days’ written notice: (A) that it has received a Superior Offer not in violation of the provisions described above under the caption “Non-Solicitation and Related Provisions”; (B) that it intends to make an Adverse Recommendation Change; and (C) specifying the material terms and conditions of such Superior Offer, including the identity of the person making such offer (and attaching the most current and complete version of any written agreement or other document relating thereto); (v) during any such three day notice period(s), if requested by Applied, Semitool engages in good faith negotiations with Applied to amend the Merger Agreement in such a manner that no Adverse Recommendation Change is legally required as a result of such Superior Offer; and (vi) at the end of any such three day notice period, the failure to make an Adverse Recommendation Change would still constitute a breach of the fiduciary obligations of Semitool’s board of directors to Semitool’s shareholders under applicable legal requirements in light of such Superior Offer (taking into account any changes to the terms of the Merger Agreement proposed by Applied as a result of the required negotiations as described above in clause “(v)” or otherwise). The Merger Agreement clarifies that any change to the consideration payable in connection with such Superior Offer or any other material modification thereto will require a new three days’ advance written notice by Semitool.

In addition, the Merger Agreement provides that, notwithstanding the first paragraph above under the caption “Recommendation of Semitool’s Board of Directors,” Semitool’s board of directors may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change, if: (i) there occurs or arises after the date of the Merger Agreement a material event, material development or material change in circumstances that relates to Semitool and its subsidiaries but does not relate to any Acquisition Proposal that was not known to Semitool or such subsidiary on the date of the Merger Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by Semitool or such subsidiary as of the date of the Merger Agreement), which event, development or change in circumstance, or any material consequences thereof, becomes known to Semitool or such subsidiary prior to the Acceptance Time (any such material event, material development or material change in circumstances unrelated to an Acquisition Proposal being referred to as an “Intervening Event”); (ii) none of Semitool, its subsidiaries and any of their respective representatives had knowledge, as of the date of the Merger Agreement, that there was a reasonable possibility that such Intervening Event could occur or arise after the date of the Merger Agreement; (iii) Semitool provides Applied, at least two business days prior to any meeting of Semitool’s board of directors at which such board of directors will consider and determine whether such Intervening Event may require Semitool to make an Adverse Recommendation Change pursuant to clause “(A)” of the definition of Adverse Recommendation Change, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting and a reasonably detailed description of such Intervening Event; (iv) Semitool’s board of directors determines in good faith, after having taken into account the advice of Semitool’s outside legal counsel, that, in light of such Intervening Event, an Adverse Recommendation Change pursuant to clause “(A)” of the definition of Adverse Recommendation Change is required in order for Semitool’s board of directors to comply with its fiduciary obligations to Semitool’s shareholders under applicable legal requirements; (v) no Adverse Recommendation Change pursuant to clause “(A)” of the definition of Adverse Recommendation Change has been made for five business days after receipt by Applied of a written notice from Semitool confirming that Semitool’s board of directors has determined that the failure to make such an Adverse Recommendation Change in light of such Intervening Event would constitute a breach of its fiduciary obligations to Semitool’s shareholders under applicable legal requirements; (vi) during such five business day notice period, if requested by Applied, Semitool engages in good faith negotiations with Applied to amend the Merger Agreement in such a manner that no such Adverse Recommendation Change is legally required as a result of such Intervening Event; and (vii) at the end of such five business day notice period, the failure to make such Adverse Recommendation Change would still constitute a breach of the fiduciary obligations of Semitool’s board of directors to Semitool’s shareholders under applicable legal requirements in light of such Intervening Event (taking into account any changes to the terms of the Merger Agreement proposed by Applied as a result of the negotiations required by clause “(vi)” or otherwise).

The Merger Agreement further provides that, subject to the foregoing provisions, Semitool will not be prohibited from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 (relating to recommendations or solicitations by a subject company or others) or Rule 14e-2(a) (relating to the position of a subject company with respect to a tender offer) promulgated under the Exchange Act; or (ii) making any disclosure to its shareholders if the board of directors of Semitool determines in good faith, after having taken into account the advice of Semitool’s outside legal counsel, that failure to do so would be a breach of its fiduciary obligations to Semitool’s shareholder under applicable legal requirements.

Semitool Shareholders’ Meeting

The Merger Agreement provides that as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period, if the approval of the Merger Agreement by Semitool’s shareholders is required by applicable law in order to consummate the Merger, Semitool will take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of the holders of Semitool common stock to vote on the approval of the Merger Agreement (the “Semitool Shareholders’ Meeting”). The Merger Agreement provides that Semitool will ensure that all proxies solicited in connection with the Semitool Shareholders’ Meeting are solicited in compliance with applicable law, and Semitool will, through Semitool’s board of directors, recommend to its shareholders they give the Required Semitool Shareholder Vote, except to the extent that Semitool’s board of directors has made an Adverse Recommendation Change in compliance with the Merger Agreement. The Merger Agreement defines “Required Semitool Shareholder Vote” as the affirmative vote of the holders of two-thirds of the shares of Semitool common stock outstanding on the record date for the Semitool Shareholders’ Meeting.

Pursuant to the Merger Agreement, if Acquisition Sub owns, by virtue of the Offer or otherwise, at least 80% of the outstanding shares of Semitool common stock, Applied may, in its discretion, cause the Merger of Semitool into Acquisition Sub to become effective as soon as practicable following the time such ownership is first obtained, without a shareholders’ meeting in accordance with Section 35-1-818 of the MBCA.

Furthermore, if approval of the Merger Agreement by Semitool’s shareholders is required by applicable law in order to consummate the Merger, the Merger Agreement provides that Applied will cause all shares of Semitool common stock owned by Applied, Acquisition Sub or any other subsidiary of Applied to be voted in favor of the approval of the Merger Agreement at the Semitool Shareholders’ Meeting.

Reasonable Efforts to Complete Transactions; Regulatory Approvals

The Merger Agreement provides that each party to the Merger Agreement will use commercially reasonable efforts to file, as soon as practicable after the date of the Merger Agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the Offer, the Merger, the transactions contemplated by the Merger Agreement and the Shareholder Agreements and to submit promptly any additional information requested by any such governmental body. Furthermore, Semitool and Applied must, promptly after the date of the Merger Agreement, prepare and file the notification and report forms required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any notification or other document required to be filed under any applicable foreign antitrust or competition-related law in connection with the Offer, the Merger, the other transactions contemplated by the Merger Agreement and the Shareholder Agreements. The Merger Agreement provides that Semitool and Applied must respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or related matters. At the request of Applied, Semitool must divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of it and its subsidiaries to the extent that any such action is conditioned upon the consummation of the Offer or the Merger.

The Merger Agreement further provides that Applied and Semitool must use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other transactions contemplated by the Merger Agreement, including (i) making all filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) using commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (iii) using commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger. Neither Applied nor Acquisition Sub, however, will have any obligation under the Merger Agreement: (A) to divest or agree to divest (or cause any of its subsidiaries or Semitool or any of its subsidiaries to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its subsidiaries or Semitool or any of its subsidiaries to take or agree to take) any other action or agree (or cause any of its subsidiaries or Semitool or any of its subsidiaries to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (B) to contest any legal proceeding relating to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement.

Employee Benefits Matters

Except as described below, the Merger Agreement prohibits Semitool from taking (or causing or permitting to be taken) any action to terminate any employee benefit plan sponsored by Semitool or any of its subsidiaries (or in which Semitool or any of its subsidiaries participates). However, unless directed otherwise in writing by Applied at least two business days prior to the Acceptance Time, Semitool must take (or cause to be taken) all actions reasonably determined by Applied to be necessary or appropriate to terminate any plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “401(k) Plan”), with such termination effective as of the day immediately prior to the date on which the Acceptance Time occurs with respect to any such 401(k) Plan. Unless Applied provides such written notice to Semitool, Semitool must provide Applied with evidence that such 401(k) Plan(s) have been terminated (effective as of no later than the day immediately preceding the date on which the Acceptance Time occurs) pursuant to resolutions of Semitool’s board of directors or the applicable subsidiary of Semitool, as the case may be. If directed in writing by Applied prior to the Effective Time, Semitool must take (or cause to be taken) all actions reasonably determined by Applied to be necessary or appropriate to terminate any employee benefit plan that is not a 401(k) Plan, with such termination effective as of immediately prior to the Effective Time with respect to any such employee benefit plan. Semitool is also obligated to take such other actions in furtherance of terminating such 401(k) Plan(s) as Applied may reasonably request.

The Merger Agreement further provides, that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements: (i) all employees of Semitool and its subsidiaries who continue employment with Applied, the surviving corporation or any subsidiary of the surviving corporation after the Effective Time (“Continuing Employees”) will be eligible to participate in Applied’s health, paid time off policy and 401(k) plans, to substantially the same extent as similarly situated employees of Applied, as soon as administratively practicable following the closing date of the Merger; and (ii) for purposes of determining a Continuing Employee’s eligibility to participate and vest in such plans (except to the extent such service credit will result in benefit accruals under any defined benefit plan or a duplication of benefits), such Continuing Employee shall receive credit under such plans for his or her years of continuous service with Semitool and its subsidiaries or a predecessor company prior to the Effective Time to the same extent as such service was recognized under any analogous employee benefits plan in effect immediately prior to the Effective Time.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification by Semitool existing in favor of those persons who are directors and officers of Semitool as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in Semitool’s articles of incorporation or bylaws (in each case as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between Semitool and the Indemnified Persons (as in effect as of the date of the Merger Agreement) made available to Applied prior to the date of the Merger Agreement, will survive the Merger and will continue in full force and effect (to the fullest extent such rights to indemnification are available under and consistent with Montana law) for a period of six years from the Effective Time.

The Merger Agreement provides further that, from the Effective Time until the sixth anniversary of the Effective Time, the surviving corporation must maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Semitool as of the date of the Merger Agreement in the form disclosed by Semitool to Applied prior to the date of the Merger Agreement (the “Existing D&O Policy”) to the extent that directors’ and officers’ liability insurance coverage is available on commercially reasonable terms. However, (i) the surviving corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage and (ii) the surviving corporation will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 200% of the annual premium paid prior to the date of the Merger Agreement by Semitool for the Existing D&O Policy (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium in the aggregate, the Merger Agreement provides that the surviving corporation will be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Applied and the surviving corporation have the right in lieu of the foregoing to purchase a tail policy with substantially the same coverage.

Shareholder Litigation

The Merger Agreement provides that Semitool will give Applied the opportunity to participate in the defense or settlement of any shareholder litigation against Semitool and/or its officers or directors relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. No such settlement may be agreed to without Applied’s prior written consent (which may not be unreasonably withheld or delayed).

Delisting

The Merger Agreement provides that, from the Acceptance Time to the closing date of the Merger, Semitool must cooperate with Applied and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws (including the rules and regulations of Nasdaq Stock Market) to enable the de-listing by the surviving corporation of Semitool common stock from Nasdaq and the deregistration of Semitool common stock under the Exchange Act as promptly as practicable after the Effective Time.

Conditions to the Merger

The Merger Agreement provides that the respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of the following conditions at or prior to the closing of the Merger:

•	if required by applicable law in order to consummate the Merger, the Merger Agreement has been approved by the Required Semitool Shareholder Vote;

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no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Merger has been issued by any court or other governmental body of competent jurisdiction and remains in effect, and there is no legal requirement enacted or deemed applicable to the Merger that makes completion of the Merger illegal, except that prior to invoking this provision, a party must have taken all actions required by such party under the Merger Agreement to have any such injunction, order or legal requirement or other prohibition lifted; and

•	Acquisition Sub has accepted for payment and has paid for the shares of Semitool common stock validly tendered (and not withdrawn) pursuant to the Offer.

Termination of the Merger Agreement

The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned:

•	by mutual written consent of Applied and Semitool at any time prior to the Effective Time, notwithstanding receipt of the Required Semitool Shareholder Vote;

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by either Applied or Semitool at any time prior to the Effective Time (notwithstanding receipt of the Required Semitool Shareholder Vote) if a court or other governmental body of competent jurisdiction has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of: (i) permanently restraining, enjoining or otherwise prohibiting: (A) the acquisition or acceptance for payment of, or payment for, shares of Semitool common stock pursuant to the Offer; or (B) the Merger; or (ii) making the acquisition of or payment for shares of Semitool common stock pursuant to the Offer, or the consummation of the Merger, illegal, except that a party is not permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such order, decree or ruling or the taking of such action is attributable to the failure of such party to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

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by either Applied or Semitool at any time prior to the Acceptance Time if the Offer has expired or has been terminated in accordance with the terms of the Merger Agreement (including for failure of the Offer Conditions to be satisfied) without Acquisition Sub having accepted shares of Semitool common stock for payment pursuant to the Offer, except that: (i) a party is not permitted to terminate the Merger Agreement pursuant to this provision if: (A) the failure of Acquisition Sub to accept shares of Semitool common stock for payment pursuant to the Offer is attributable to the failure of an Offer Condition to be satisfied; and (B) the failure of such Offer Condition to be satisfied is attributable to a failure, on the part of the party seeking to terminate the Merger Agreement, to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time; and (ii) Semitool is not permitted to terminate the Merger Agreement pursuant to this provision unless Semitool has paid any fees and expenses required to be paid to Applied as described below in the first two paragraphs under the caption “Fees and Expenses; Termination Fee; Effect of Termination”; this is referred to as an “Offer Expiration Termination Right”;

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by either Applied or Semitool if the Acceptance Time has not occurred on or prior to March 31, 2010 (the “Outside Date”), except that: (i) a party is not permitted to terminate the Merger Agreement pursuant to this provision if: (A) the failure of the Acceptance Time to occur on or prior to the Outside Date is attributable to the failure of an Offer Condition to be satisfied; and (B) the failure of such Offer Condition to be satisfied is attributable to a failure on the part of such party to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time; and (ii) Semitool is not permitted to terminate the Merger Agreement pursuant to this provision unless Semitool has paid any fees and expenses required to be paid to Applied as described below in the first two paragraphs under the caption “Fees and Expenses; Termination Fee; Effect of Termination”; this is referred to as an “Outside Date Termination Right”;

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by Applied at any time prior to the Acceptance Time if any of the following have occurred: (i) Semitool’s board of directors or any committee thereof has made an Adverse Recommendation Change; (ii) Semitool has failed to include in the Schedule 14D-9 the Semitool Board Recommendation; (iii) Semitool’s board of directors fails to reaffirm unanimously and publicly its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Acceptance Time) after Applied requests in writing that such recommendation be reaffirmed publicly; (iv) a tender or exchange offer relating to shares of Semitool common stock has commenced by a person other than Applied or its affiliates and, Semitool has not sent to its security holders, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Acceptance Time), a statement disclosing that Semitool recommends rejection of such competing tender or exchange offer and reaffirming its recommendation of the Merger Agreement, the Offer and the Merger; (v) an Acquisition Proposal is publicly announced by a person other than Applied or its affiliates, and Semitool fails to issue a press release that reaffirms unanimously its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Acceptance Time) after such Acquisition Proposal is publicly announced; (vi) Semitool or any representative of Semitool has breached any of the provisions described above under the caption “Non-Solicitation and Related Provisions” in any material respect; or (vii) any shareholder of Semitool that owns 5% or more of the shares of Semitool common stock, who has executed and delivered a Shareholder Agreement, has materially breached such Shareholder Agreement (any such event, a “Triggering Event”); this is referred to as a “Triggering Event Termination Right”;

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by Semitool at any time prior to the Acceptance Time in order to accept a Superior Offer and enter into a Specified Definitive Acquisition Agreement with respect to such Superior Offer, if: (i) Semitool and its board of directors have satisfied all of the notice, negotiation and other requirements described above under the caption “Non-Solicitation and Related Provisions” with respect to such Superior Offer and the negotiation period(s) described therein have expired; (ii) Semitool has paid any fees and expenses required to be paid to Applied as described below in the first two paragraphs under the caption “Fees and Expenses; Termination Fee; Effect of Termination” and has paid to Applied the termination fees required to be paid to Applied as described below in the second bullet point of the third paragraph under the caption “Fees and Expenses; Termination Fee; Effect of Termination”; and (iii) concurrently with such termination, Semitool enters into the Specified Definitive Acquisition Agreement upon termination of the Merger Agreement pursuant to this provision; this is referred to as a “Superior Offer Termination Right”;

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by Applied at any time prior to the Acceptance Time if: (i) any of Semitool’s representations or warranties contained in the Merger Agreement are inaccurate as of the date of the Merger Agreement or have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date), such that the condition described below in the first bullet point under Section 13 (Conditions to the Offer) of this Offer to Purchase would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of the Merger Agreement or as of any subsequent date: (A) all materiality qualifications limiting the scope of such representations and warranties are disregarded; and (B) any update of or modification to Semitool’s disclosure schedule made or purported to have been made on or after the date of the Merger Agreement are disregarded); or (ii) Semitool fails to perform any of its covenants or agreements contained in the Merger Agreement, such that the condition described below in the second bullet point under Section 13 (Conditions to the Offer) of this Offer to Purchase would not be satisfied, except that if (A) any inaccuracy in any of Semitool’s representations or warranties as of a date subsequent to the date of the Merger Agreement or failure to perform any of Semitool’s covenants or agreements is curable by Semitool prior to the earlier of the Outside Date or 30 days after the date on which Semitool is notified by Applied in writing of such inaccuracy or failure to perform; and (B) Semitool continues to exercise commercially reasonable efforts to cure such inaccuracy or failure to perform, then Applied may not terminate the Merger Agreement under this provision on account of such inaccuracy or failure to perform (x) during such 30-day (or shorter) period or (y) after such 30-day period, if such inaccuracy or failure to perform has been fully cured, and except that Applied may not terminate the Merger Agreement pursuant to this provision if Applied is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; this is referred to as an “Applied Breach Termination Right”;

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by Semitool at any time prior to the Acceptance Time if: (i) any of Applied’s representations or warranties contained in the Merger Agreement are inaccurate as of the date of the Merger Agreement or have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date) (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of the Merger Agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties are disregarded) and such inaccuracy has a material adverse effect on Acquisition Sub’s ability to purchase and pay for shares of Semitool common stock validly tendered (and not withdrawn) pursuant to the Offer; or (ii) Applied fails to perform any of its covenants or agreements contained in the Merger Agreement and such failure has a material adverse effect on Acquisition Sub’s ability to purchase and pay for the shares of Semitool common stock validly tendered (and not withdrawn) pursuant to the Offer, except that if: (A) any inaccuracy of any of Applied’s representations or warranties as of a date subsequent to the date of the Merger Agreement or failure to perform Applied’s covenants or agreements is curable by Applied prior to the earlier of the Outside Date or 30 days after the date on which Applied is notified by Semitool in writing of such breach or failure to perform; and (B) Applied continues to exercise commercially reasonable efforts to cure such inaccuracy or failure to perform, then Semitool may not terminate the Merger Agreement under this provision on account of such inaccuracy or failure to perform (x) during such 30-day (or shorter) period or (y) after such 30-day period, if such inaccuracy or failure to perform has been fully cured, and except that Semitool may not terminate the Merger Agreement pursuant to this provision if Semitool is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•

by Applied at any time prior to the Acceptance Time if: (i) a Semitool Material Adverse Effect has occurred; or (ii) any event has occurred or circumstance has arisen that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Semitool Material Adverse Effect.

The Merger Agreement defines “Semitool Material Adverse Effect” as any effect, change, development, event or circumstance that, considered together with all other effects, changes, developments, events or circumstances, is or could reasonably be expected to have a material adverse effect on: (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of Semitool and its subsidiaries, taken as a whole; or (ii) the ability of Semitool to consummate the Merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its obligations under the Merger Agreement; except that none of the following are deemed, in and of itself, to constitute a Semitool Material Adverse Effect: (A) adverse economic, business, financial or regulatory conditions that generally affect the semiconductor industry and that do not disproportionately affect Semitool and its subsidiaries relative to the other participants in such industry; (B) changes to the economy or financial markets (including credit markets) generally and that do not disproportionately affect Semitool and its subsidiaries relative to other participants in such industry; (C) any change in the stock price or trading volume of Semitool common stock; (D) any loss of employees, customers or suppliers by Semitool that is directly attributable to the announcement of the Merger Agreement; (E) the failure of Semitool to meet securities analysts’ published projections of earnings or revenues or (F) any failure on the part of any party (other than Semitool or any of its subsidiaries) to any contract to which Semitool or any of its subsidiaries or by which they or their assets are bound to provide its consent with respect to the transactions contemplated by the Merger Agreement under any anti-assignment, change-in-control or similar clause in such contract, in any case, solely to the extent that the need to obtain such consent arises from the Merger. The Merger Agreement clarifies that, (i) with respect to clause “(C),” the facts or circumstances giving rise to any such change in stock price or trading volume, other than the announcement of the Offer, the identity of Applied, or other disclosures by or concerning the Offer or Applied, may be taken into account in determining whether there has been a Semitool Material Adverse Effect, and (ii) with respect to clause “(E),” the facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been a Semitool Material Adverse Effect

Fees and Expenses; Termination Fee; Effect of Termination

The Merger Agreement provides that, except as otherwise provided below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement are to be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that Applied and Semitool must share equally all fees and expenses, other than attorneys’ fees, incurred in connection with: (i) the filing, printing and mailing of this Offer to Purchase and related materials, the Schedule 14D-9 and Semitool’s proxy statement distributed to its shareholders and any amendments or supplements thereto; (ii) the retention of any information agent, depositary or other service provider in connection with the Offer; and (iii) the filing by Applied and Semitool of the premerger notification and report forms relating to the transactions contemplated by the Merger Agreement under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust or competition-related laws.

The Merger Agreement further provides that if the Merger Agreement is terminated: (i)(A) by Applied or Semitool pursuant to the Offer Expiration Termination Right or the Outside Date Termination Right or by Applied pursuant to the Applied Breach Termination Right (in the case of termination of the Merger Agreement due to the inaccuracy of Semitool’s representations and warranties described in such termination right, only in the event of a willful breach of Semitool’s representations or warranties contained in the Merger Agreement); and (B) at or prior to the time of such termination an Acquisition Proposal has been disclosed, announced, commenced, submitted or made; or (ii) by Applied pursuant to the Triggering Event Termination Right or by Semitool pursuant to the Superior Offer Termination Right, then (without limiting any obligation of Semitool to pay any termination fee payable pursuant to the two bullet points immediately below), in each case, Semitool must make a non-refundable cash payment to Applied, at the time specified in the Merger Agreement, in an amount equal to $3,640,000 (or, if higher, the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Applied in connection with the preparation and negotiation of the Merger Agreement and the Shareholder Agreements and otherwise in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and the Shareholder Agreements).

The Merger Agreement further provides that if the Merger Agreement is terminated:

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by Applied or Semitool pursuant to the Offer Expiration Termination Right or the Outside Date Termination Right or by Applied pursuant to the Applied Breach Termination Right (in the case of termination of the Merger Agreement due to the inaccuracy of Semitool’s representations and warranties described in such termination right, only in the event of a willful breach of Semitool’s representations or warranties contained in the Merger Agreement) and: (i) at or prior to the time of such termination an Acquisition Proposal has been disclosed, announced, commenced, submitted or made; and (ii) within 18 months after the date of any such termination, an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is consummated or a definitive agreement contemplating an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is executed, then Semitool must pay to Applied, in cash at the earlier of the time such Acquisition Transaction is consummated or the time such definitive agreement is executed, a non-refundable fee in the amount of $14,560,000; and

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by Applied pursuant to the Triggering Event Termination Right or by Semitool pursuant to the Superior Offer Termination Right, then Semitool must pay to Applied, in cash at the time specified in the Merger Agreement, a non-refundable fee in the amount of $14,560,000.

Fees payable pursuant to a termination will be paid by Semitool free and clear of all deductions or withholdings. In the event that a deduction or withholding is required by applicable legal requirements, Semitool will pay such additional amount as shall be required to ensure that the net amount received by Applied will equal the full amount which would have been received by it, had no such deduction or withholding been required to be made, and Semitool must indemnify Applied for such withholding or deductions, and interest, additions to tax and penalties thereon.

The Merger Agreement provides that, subject to certain exceptions, if the Merger Agreement is terminated, it will be of no further force or effect. Any such termination, however, will not relieve any party from any liability for any material inaccuracy in any representation or warranty contained in the Merger Agreement or fraud or any deliberate, willful and material breach of any covenant or agreement contained in the Merger Agreement, except that, if it is judicially determined that termination of the Merger Agreement was caused by a deliberate, willful and material breach, then in addition to the other remedies at law or equity for breach of the Merger Agreement, the party to the Merger Agreement found to have deliberately, willfully and materially breached the Merger Agreement will indemnify and hold harmless the other parties to the Merger Agreement for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, as well as fees and expenses incident to the negotiation and execution of the Merger Agreement and related documents and the Semitool Shareholders’ Meeting and consents obtained in connection with the transactions contemplated by the Merger Agreement. However, (i) any payment made by Semitool pursuant to the second paragraph above under the caption “Fees and Expenses; Termination Fee; Effect of Termination” will be credited against any fees payable pursuant to the two bullet points above and (ii) in the event Semitool is required to make the payment set forth in the second paragraph above under the caption “Fees and Expenses; Termination Fee; Effect of Termination” or pursuant to the first bullet point above, no additional payment of expenses will be due for deliberate, willful or material breach.

The Shareholder Agreements

The following summary does not purport to be a complete description of the terms and conditions of the Shareholder Agreements and is qualified in its entirety by reference to the Shareholder Agreements, copies of which are filed as exhibits to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Applied in connection with the Offer, and is incorporated herein by reference. The Shareholder Agreements may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning Semitool) of this Offer to Purchase.

As inducement to Applied to enter into the Merger Agreement, Raymon F. Thompson, Chairman of the Board and Chief Executive Officer of Semitool (and/or related trusts); Ladiene A. Thompson; Howard A. Bateman, Director; Donald P. Bauman, Director; Timothy C. Dodkin, Director and Executive Vice President; Daniel J. Eigeman, Director; Charles P. Grenier, Director; Steven C. Stahlberg, Director; Steven R. Thompson, Director; Larry E. Murphy, President and Chief Operating Officer; Larry A. Viano, Vice President and Chief Financial Officer; James L. Right, Vice President, Manufacturing; Paul M. Siblerud, Vice President, Advanced Packaging; Klaus Pfeifer, Vice President, Copper Interconnect Packaging and BEOL; and Richard C. Hegger, General Counsel and Secretary, have each entered into a Shareholder Agreement with Applied and Acquisition Sub pursuant to which they have agreed, in their capacity as shareholders of Semitool, to tender or cause to be tendered to Acquisition Sub in the Offer all of the shares of Semitool common stock owned beneficially and/or of record by them, as well as any additional shares of Semitool common stock which they may acquire (pursuant to Semitool stock options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Semitool common stock in favor of the approval of the Merger Agreement (and against any other agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have under the MBCA and have agreed not to take any action that Semitool is prohibited from taking under Section 5.3 of the Merger Agreement (described above under the caption “Non-Solicitation and Related Provisions”). As of November 16, 2009, such shareholders held collectively 10,393,693 shares of Semitool common stock, including 160,000 shares of Semitool common stock held by a trust of which Mr. Thompson is the trustee, representing in the aggregate approximately 31.7% of the outstanding shares of Semitool common stock as of such date. In addition, such shareholders beneficially owned an additional 1,116,350 shares of Semitool common stock as of such date, comprised of stock options and other securities. By their terms, the Shareholder Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Shareholder Agreements by Applied, the termination of the Offer by Applied and the termination of the Merger Agreement in accordance with its terms.

13. Conditions to the Offer

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Applied in connection with the Offer, and is incorporated in herein by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning Semitool) of this Offer to Purchase.

The Merger Agreement provides that the obligation of Acquisition Sub to accept for payment and pay for shares of Semitool common stock validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in the bullet points below. Accordingly, notwithstanding any other provision of the Offer or the Merger to the contrary, Acquisition Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered shares of Semitool common stock, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if (i) the Minimum Condition has not been satisfied by 12:00 midnight, New York City time, on the scheduled Expiration Date, or (ii) any of the following additional conditions has not been satisfied:

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(i) each of the representations and warranties of Semitool contained in the Merger Agreement, other than the representations relating to capitalization (adjusted to reflect any changes in capitalization permitted under the Merger Agreement), inapplicability of state takeover statutes, intention to tender and vote required and fairness opinion (the “Specified Representations”), were accurate in all respects as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (other than any such representation and warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Semitool Material Adverse Effect, except that, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to Semitool’s disclosure schedule made or purported to have been made on or after the date of the Merger Agreement will be disregarded; and (ii) each of the Specified Representations was accurate in all material respects as of the date of the Merger Agreement and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (other than any such Specified Representation made as of a specific earlier date, which must have been accurate in all material respects as of such earlier date), except that, for purposes of determining the accuracy of any such Specified Representation: (A) all materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to Semitool’s disclosure schedule made or purported to have been made on or after the date of the Merger Agreement will be disregarded;

•	each covenant or agreement that Semitool is required to comply with or to perform at or prior to the Acceptance Time must have been complied with and performed in all material respects;

•	since the date of the Merger Agreement, there must not have been any Semitool Material Adverse Effect;

•	the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act must have expired or been terminated;

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any waiting period applicable to the Offer or the Merger under any applicable foreign antitrust or competition-related legal requirements must have expired or been terminated, and any consent required under any applicable foreign antitrust or competition-related legal requirement in connection with the Offer or the Merger must have been obtained and must be in full force and effect;

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Applied and Semitool must have received a certificate executed by Semitool’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in the first three bullet points above have been duly satisfied;

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no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for shares of Semitool common stock pursuant to the Offer or preventing consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements have been issued by any court of competent jurisdiction or other governmental body and remain in effect, and there must not be any legal requirement enacted or deemed applicable to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement that makes the acquisition of or payment for shares of Semitool common stock pursuant to the Offer, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements, illegal;

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there must not be pending or threatened any legal proceedings in which any governmental body is or is threatened to become a party: (i) challenging or seeking to restrain or prohibit the acquisition of or payment for shares of Semitool common stock pursuant to the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements; (ii) relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements and seeking to obtain from Applied, Semitool or any of Semitool’s subsidiaries any damages or other relief that may be material to Applied, Semitool or any of Semitool’s subsidiaries; (iii) seeking to prohibit or limit in any material respect Applied’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Semitool or any of its subsidiaries; (iv) that could materially and adversely affect the right or ability of Applied, Semitool or any of Semitool’s subsidiaries, to own the assets or operate the business of Semitool or any of its subsidiaries; or (v) seeking to compel Semitool or any of its subsidiaries, Applied or any subsidiary of Applied to dispose of or hold separate any shares of Semitool common stock or any material assets as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

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there must not have occurred and be continuing: (i) any general suspension of trading in securities on the New York Stock Exchange or The Nasdaq Global Select Market (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index); (ii) any declaration by a governmental body of a banking moratorium in the United States or in any other jurisdiction in which Applied, Semitool or any of Semitool’s subsidiaries has material assets or operations, or any suspension of payments in respect of banks in the United States or in any other jurisdiction in which Applied, Semitool or any of Semitool’s subsidiaries has material assets or operations; or (iii) a commencement of war or armed hostilities (other than a continuation of such wars, conflicts or actions in which the United States armed forces were engaged as of the date of the Merger Agreement) directly involving the United States or any other jurisdiction in which Applied, Semitool or any of Semitool’s subsidiaries has material assets or operations which constitutes a Semitool Material Adverse Effect or materially or adversely affects or delays the consummation of the Offer;

•	no Triggering Event must have occurred;

•	Semitool must have filed all statements, reports, schedules, forms and other documents required to be filed with the SEC since the date of the Merger Agreement;

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neither the Chief Executive Officer nor the Chief Financial Officer of Semitool has failed to provide any certification with respect to any document filed by (or required to be filed by) Semitool with the SEC on or after the date of the Merger Agreement;

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Applied must have received a Non-Compete Agreement, duly executed by each of Raymon F. Thompson and Larry E. Murphy, in the form provided by Applied to Messrs. Thompson and Murphy, which must be in full force and effect; and

•	the Merger Agreement must not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Applied and Acquisition Sub and (except for the Minimum Condition) may be waived by Applied or Acquisition Sub, in whole or in part, at any time and from time to time, in the sole discretion of Applied and Acquisition Sub. The failure by Applied or Acquisition Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

If the Offer is terminated pursuant to the foregoing provisions, all tendered shares of Semitool common stock will be promptly returned to the tendering shareholders.

14. Certain Legal Matters

Except as described in the Merger Agreement and this Section 14, none of Semitool, Acquisition Sub or Applied is aware of any license or regulatory permit that appears to be material to the business of Semitool that would be adversely affected by Acquisition Sub’s acquisition of shares of Semitool common stock in connection with the Offer or the Merger, or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of shares of Semitool common stock by Acquisition Sub or Applied in connection with the Offer or the Merger. Should any such approval or other action be required, Acquisition Sub and Applied currently contemplate that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, Acquisition Sub does not currently intend to delay the acceptance for payment of, or payment for, shares of Semitool common stock that are tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Semitool’s business or that certain parts of Semitool’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Acquisition Sub could decline to accept for payment, or pay for, shares of Semitool common stock that are tendered in the Offer. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to governmental actions.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. Semitool, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Neither Acquisition Sub nor Applied believes that any of these laws will, by their terms, apply to the Offer or the Merger, and neither Acquisition Sub nor Applied has complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or Merger, Acquisition Sub and Applied believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Semitool is incorporated under the laws of the State of Montana. Based on information supplied by Semitool and Semitool’s representations in the Merger Agreement, neither Acquisition Sub nor Applied believes that there are any state takeover statutes or regulations under the MBCA or Montana law that apply to the Offer or the Merger. Acquisition Sub reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Acquisition Sub might be required to file certain information with, or receive approvals from, the relevant state authorities, and Acquisition Sub might be unable to accept for payment or pay for shares of Semitool common stock tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Acquisition Sub might not be obligated to accept for payment or pay for shares of Semitool common stock tendered pursuant to the Offer.

Antitrust

Under the HSR Act, certain acquisition transactions may not be completed unless specified information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

Pursuant to the requirements of the HSR Act, Applied, on behalf of itself and Acquisition Sub, and Semitool filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on November 17, 2009 and November 18, 2009, respectively. The waiting period applicable to the purchase of shares pursuant to the Offer is set to expire at 11:59 p.m., New York City time, on December 2, 2009, 15 calendar days after the date of Applied’s filing (unless the waiting period is earlier terminated by the FTC and the Antitrust Division). However, at the end of the waiting period, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Applied and Semitool. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Applied with such request. Thereafter, such waiting period can be extended only by court order.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Acquisition Sub’s acquisition of shares of Semitool common stock in connection with the Offer and the Merger. At any time before Acquisition Sub’s acquisition of shares of Semitool common stock, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Acquisition Sub’s acquisition of shares of Semitool common stock in the Offer, the Merger or otherwise, or seeking the divestiture of substantial assets of Applied, Semitool and/or their respective subsidiaries. At any time after Acquisition Sub’s acquisition of shares of Semitool common stock in the Offer and the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the shares of Semitool common stock acquired by Acquisition Sub in the Offer and the Merger or seeking the divestiture of substantial assets of Applied, Semitool and/or their respective subsidiaries.

Based upon an examination of information available to Acquisition Sub relating to the businesses in which Applied, Acquisition Sub, Semitool and their respective subsidiaries are engaged, Acquisition Sub believes that the Offer and the Merger will not violate United States antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, Acquisition Sub will prevail.

Private parties, as well as state governments may also bring legal action under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of shares of Semitool common stock by Acquisition Sub on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Foreign Approvals

Under German merger control law, the purchase of shares of Semitool common stock in the Offer may not be completed until the expiration of a one month waiting period following the Federal Cartel Office’s (the “FCO”) receipt of a complete filing by Applied and no decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. Applied will file a merger control notification with the FCO as soon as practicable after the date of this Offer to Purchase. If the FCO begins an in-depth investigation prior to the expiration of the one-month waiting period, the waiting period with respect to the Offer and the Merger will be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four month waiting period, the waiting period can be extended only with the consent of Applied and Semitool.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law will be deemed to be invalid. Within its investigation, the FCO determines whether the Merger will result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts thereof. If the latter is the case, the Merger may be consummated upon the issuance of a clearance decision (in case of non-conditional remedies which must be fulfilled at a later date within a specified time period) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

In addition, Applied, Acquisition Sub and/or Semitool will be required to make joint filings under Japanese antitrust laws following the consummation of the transactions contemplated by the Merger Agreement.

According to Semitool’s Form 10-K filed with the SEC on December 12, 2008, Semitool conducts business in certain other countries. In connection with the acquisition of shares of Semitool common stock by Acquisition Sub pursuant to the Offer and the Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Semitool’s operations in such countries and jurisdictions as a result of the acquisition of shares of Semitool common stock pursuant to the Offer or the Merger. There can be no assurance that Acquisition Sub will be able to cause Semitool or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Semitool or any of its subsidiaries after purchase of the shares of Semitool common stock pursuant to the Offer or the Merger.

Federal Reserve Board Regulations

Shares of Semitool common stock are currently margin securities under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Semitool common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of Semitool common stock would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

15. Fees and Expenses

Morgan Stanley is acting as financial advisor to Applied in connection with their efforts to enter into a business combination with Semitool. Morgan Stanley will receive customary fees in connection with the engagement. Applied has also agreed to reimburse Morgan Stanley for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, resulting from or arising out of its engagement and to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Morgan Stanley and its affiliates render various investment banking and other advisory services to Applied and its affiliates and are expected to continue to render such services, for which Morgan Stanley has received and expects to continue to receive customary compensation from Applied and its affiliates. In the ordinary course of business, Morgan Stanley engages in securities trading, market trading and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of Semitool and/or Applied.

Applied has retained Innisfree M&A Incorporated to act as the Information Agent for the Offer, and BNY Mellon Shareowner Services to serve as the Depositary for the Offer. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under United States federal securities laws.

The Information Agent may contact holders of Semitool common stock by mail, telephone, facsimile, email, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Semitool common stock.

Neither Acquisition Sub nor Applied will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary, to the Information Agent and in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of shares of Semitool common stock in connection with the Offer. Upon request, Acquisition Sub will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

16. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Semitool common stock in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Neither Acquisition Sub nor Applied is aware of any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. To the extent that Acquisition Sub or Applied becomes aware of any state law that would limit the class of offerees in the Offer, Acquisition Sub may amend, in its discretion, the Offer and, depending on the timing of such amendment, if any, may extend, in its discretion, the Offer to provide adequate dissemination of such information to holders of shares of Semitool common stock prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Acquisition Sub and Applied by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

No person has been authorized to give any information or to make any representation on behalf of Acquisition Sub or Applied that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Acquisition Sub and Applied have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such document. In addition, Semitool has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, containing its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information with respect to the Offer. Such documents and any amendments to such documents, including the related exhibits, should be available for inspection and copies should be obtainable in the manner described in Section 8 (Certain Information Concerning Semitool) of this Offer to Purchase.

JUPITER ACQUISITION SUB, INC.

November 19, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ACQUISITION SUB AND APPLIED

1. Directors and Executive Officers of Acquisition Sub

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of each such director and executive officer is Jupiter Acquisition Sub, Inc., c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039.

Name and Position	Present Principal Occupation or Employment and Employment History
Thomas T. Edman Director and President	Mr. Edman, age 47, has been Applied’s Corporate Vice President and General Manager of Corporate Business Development since July 2006. Mr. Edman previously served as President and Chief Executive Officer of Applied Films Corporation (“AFCO”) from May 1998 to July 2006, when AFCO was acquired by Applied. Mr. Edman served as Chief Operating Officer and Executive Vice President of AFCO from June 1996 to May 1998. He was previously General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals, Inc., a subsidiary of a major Japanese trading corporation. Mr. Edman currently serves as a member of the Board of Directors of TTM Technologies, Inc. and as chairman of the FlexTech Alliance Board.

Greg Psihas Director, Vice President, Secretary and Treasurer	Mr. Psihas, age 43, has served as Applied’s Vice President, Mergers and Acquisitions since December 2007. Mr. Psihas was Director of Corporate Development at Eaton Corporation from December 2003 to December 2005, when he joined Applied. Mr. Psihas worked for an investment of private equity firm Apollo Management LP from 1999 to 2003 at Clark Retail Group as Director of Mergers and Acquisitions. From 1989 to 1999, he was employed by Shell Oil Company.

2. Directors and Executive Officers of Applied

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Applied are set forth below. The business address of each such director or executive officer is c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039.

Name and Position	Present Principal Occupation or Employment and Employment History
Michael R. Splinter President, Chief Executive Officer and Chairman of the Board of Directors	Mr. Splinter, age 59, has been Applied’s Chairman of the Board of Directors since March 2009 and its President, Chief Executive Officer and a member of Applied’s Board of Directors since joining Applied in April 2003. Prior to joining Applied, Mr. Splinter worked for nearly 20 years at Intel Corporation, a manufacturer of chips and computer,

Name and Position	Present Principal Occupation or Employment and Employment History
networking and communications products, most recently as Executive Vice President and Director of the Sales and Marketing Group, responsible for sales and operations worldwide. Mr. Splinter previously held various executive positions at Intel, including Executive Vice President and General Manager of the Technology and Manufacturing Group. Prior to joining Intel, Mr. Splinter worked for 10 years at Rockwell International.

Aart J. de Geus Director	Dr. de Geus, age 55, is a co-founder of Synopsys, Inc., a provider of electronic design automation (EDA) software and related services for semiconductor design companies, and currently serves as Chairman of its Board of Directors and Chief Executive Officer. Since 1986, Dr. de Geus has served as a director of and held various positions at Synopsys, including President, Senior Vice President of Engineering and Senior Vice President of Marketing. From 1982 to 1986, Dr. de Geus was employed by General Electric Company, where he was the Manager of the Advanced Computer-Aided Engineering Group.

Stephen R. Forrest Director	Dr. Forrest, age 59, has served as Vice President for Research at the University of Michigan since January 2006, where he also holds faculty appointments as Professor of Electrical Engineering and Computer Science in the College of Engineering, and as Professor of Physics in the College of Literature, Science and the Arts. Dr. Forrest leads the University’s Optoelectronics Components and Materials Group. From 1992 to 2005, Dr. Forrest served in a number of positions at Princeton University, including as Chair of the Electrical Engineering Department, Director of the Center for Photonics and Optoelectronic Materials, and as director of the National Center for Integrated Photonic Technology. Prior to Princeton, Dr. Forrest was a faculty member of the Electrical Engineering and Materials Science Departments at the University of Southern California.

Philip V. Gerdine Director	Dr. Gerdine, age 70, served from 1988 until his retirement in 1998 as Executive Director of Siemens Aktiengesellschaft (AG), a German manufacturer of electrical and electronic equipment and services for the global power generation, medical, information technology, and communications industries. From 1989 until 1998, he was also Managing Director of The Plessey Company, PLC, a British engineering company that manufactured communications, semiconductor and electronics products. Dr. Gerdine previously served from 1973 to 1988 as the Manager of Acquisitions and Mergers for the General Electric Company, and held other management positions with The Boston Consulting Group, GE Venture Capital

Name and Position	Present Principal Occupation or Employment and Employment History
Fund and Price Waterhouse LLP. He is a certified public accountant and taught accounting and finance at Fordham University Graduate School and the University of New Haven for 10 years.

Thomas J. Iannotti Director	Mr. Iannotti, age 53, has been Senior Vice President and Managing Director, Technology Solutions Group, Americas for Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, since February 2008. From 2002 to January 2008, Mr. Iannotti held various executive positions at Hewlett-Packard, including most recently as Senior Vice President and Managing Director, Asia-Pacific and Japan. From 1978 to 2002, Mr. Iannotti worked at Digital Equipment Corporation and at Compaq Computer Corporation after its acquisition of Digital Equipment Corporation.

Alexander A. Karsner Director	Mr. Karsner, age 42, served as Assistant Secretary for Energy Efficiency and Renewable Energy at the U.S. Department of Energy from March 2006 to August 2008. From April 2002 to March 2006, Mr. Karsner was Managing Director of Enercorp LLC, a private company involved in international project development, management and financing of renewable energy infrastructure. Mr. Karsner has also worked with Tondu Energy Systems of Texas, Wartsila Power Development of Finland and other multi-national energy firms and developers.

Gerhard H. Parker Director	Dr. Parker, age 65, served as Executive Vice President, New Business Group, of Intel Corporation, a manufacturer of chips and computer, networking and communications products, from 1998 until his retirement in May 2001. From 1988 to 1998, Dr. Parker was Senior Vice President of Intel’s Technology and Manufacturing Group. Dr. Parker is a director of FEI Company and Lattice Semiconductor Corporation.

Dennis D. Powell Director	Mr. Powell, age 61, has served as an Executive Advisor at Cisco Systems, Inc., a provider of networking products and services, since February 2008. He served as Cisco’s Chief Financial Officer from May 2003 to February 2008. In that position, Mr. Powell served as Executive Vice President since August 2007 and Senior Vice President since May 2003. Since joining Cisco in 1997, Mr. Powell has served as Senior Vice President, Corporate Finance and Vice President, Corporate Controller. Before joining Cisco, Mr. Powell was employed by Coopers & Lybrand LLP for 26 years, where he was last a senior partner. Mr. Powell currently serves as a member of the board of directors of Intuit, Inc. and VMware, Inc.

Name and Position	Present Principal Occupation or Employment and Employment History
Willem P. Roelandts Director	Mr. Roelandts, age 64, served as Chairman of the Board of Directors of Xilinx, Inc., a supplier of programmable logic solutions, from July 2003 to February 2009 and a director from 1996 to August 2009. Mr. Roelandts served as President and Chief Executive Officer of Xilinx from January 1996 to January 2008. Prior to joining Xilinx, Mr. Roelandts held various executive positions during a 29-year career at Hewlett-Packard Company, where he last served as Senior Vice President and General Manager of Computer Systems Organizations. Mr. Roelandts serves on the Board of Directors of Aruba Networks, Inc. and the Technology Network. He is also a member of the Advisory Board of the Center for Science, Technology and Society at Santa Clara University.

James E. Rogers Director	Mr. Rogers, age 62, has served as Chairman since 2007, and President, Chief Executive Officer and a member of the Board of Directors since 2006, of Duke Energy Corporation, an electric power company that supplies and delivers electricity and natural gas service. Mr. Rogers was Chairman and Chief Executive Officer of Cinergy Corp., a provider of electric and gas service, from 1994 until its merger with Duke Energy in 2006. He was Chairman, President and Chief Executive Officer of PSI Energy, Inc. from 1988 until 1994. Mr. Rogers currently serves as a director of CIGNA Corporation.

Robert H. Swan Director	Mr. Swan, age 49, has served as Senior Vice President, Finance and Chief Financial Officer at eBay Inc., since March 2006. From 2003 to March 2006, Mr. Swan was Chief Financial Officer and Executive Vice President at Electronic Data Systems Corporation. Mr. Swan also served as Executive Vice President and Chief Financial Officer at TRW, Inc. from 2001 to 2003 and held various executive positions at Webvan Group, Inc. from 1999 to 2001. Mr. Swan spent the first 15 years of his career at General Electric Company.

Franz Janker Executive Vice President, Corporate Account Management	Mr. Janker, age 60, has been Applied’s Executive Vice President, Corporate Account Management since September 2009. Prior to that he was the head of Sales and Marketing of Applied from May 2003 to September 2009. Beginning in May 2003, he was Senior Vice President, Sales and Marketing, and in December 2004 he was promoted to Executive Vice President, Sales and Marketing. He served as Senior Vice President, Global Operations and Corporate Marketing beginning in December of 2002. From December 1998 to 2002, he served as Group Vice President, Corporate Marketing and Business Management. From 1982 to 1998, Mr. Janker served in a variety of sales and marketing management positions with Applied in the United States and Europe.

Name and Position	Present Principal Occupation or Employment and Employment History
George S. Davis Senior Vice President, Chief Financial Officer	Mr. Davis, age 52, was promoted to Senior Vice President, Chief Financial Officer in December 2006. Mr. Davis was appointed Group Vice President, Chief Financial Officer effective November 1, 2006. Previously, he had been Group Vice President, General Manager, Corporate Business Development since February 2005. From November 1999 to February 2005, Mr. Davis served as Vice President and Corporate Treasurer, where he managed Applied’s worldwide treasury operations and was responsible for investments, tax, financial risk management, and trade and export matters. Mr. Davis joined Applied in 1999.

Manfred Kerschbaum Senior Vice President, Chief of Staff	Mr. Kerschbaum, age 55, has been Senior Vice President, Chief of Staff since September 2009. Prior to that he served as Senior Vice President, General Manager, Applied Global Services from January 2005 to September 2009. Mr. Kerschbaum was Senior Vice President, Global Operations from July 2004 to January 2005 and from October 2002 to May 2003. From May 2003 to July 2004, he was Group Vice President, Foundation Engineering and Operations. From January 1996 to October 2002, he held various positions in Applied North America, most recently as Group Vice President, General Manager, Applied North America. Mr. Kerschbaum has served in various other operations, customer service and engineering positions since joining Applied in 1983.

Mark R. Pinto Senior Vice President, General Manager of Energy and Environmental Solutions and Display and Chief Technology Officer	Dr. Pinto, age 49, has served as Senior Vice President since joining Applied in January 2004. His current responsibility is General Manager, Energy and Environmental Solutions and Display as well as the corporate Chief Technology Officer. Prior to joining Applied, Dr. Pinto spent 19 years with Bell Laboratories and the Lucent Microelectronics Group, which later became Agere Systems Inc., where he was most recently a Vice President of the Analog Products Division.

Joseph J. Sweeney Senior Vice President, General Counsel and Corporate Secretary	Mr. Sweeney, age 61, has held the position of Senior Vice President, General Counsel and Corporate Secretary of Applied since July 2005, with responsibility for global legal affairs, intellectual property and security. From April 2002 to July 2005, Mr. Sweeney was Group Vice President, Legal Affairs and Intellectual Property, and Corporate Secretary. Mr. Sweeney joined Applied in 1993.

Randhir Thakur Senior Vice President, General Manager Silicon Systems	Dr. Thakur, age 47, was appointed Senior Vice President, General Manager, Strategic Operations when he returned to Applied in May 2008. He previously was with Applied from 2000 to 2005 in a variety of executive roles including Group Vice President, General Manager for Front End Products. From September 2005 to May 2008, Dr. Thakur

Name and Position	Present Principal Occupation or Employment and Employment History
served as Executive Vice President of Technology and Fab Operations at SanDisk Corporation and as head of SanDisk’s worldwide operations. Prior to joining Applied in 2000, Dr. Thakur served in leadership roles at Steag Electronic Systems and Micron Technology.

Chris Bowers Group Vice President, General Manager of Corporate Services	Mr. Bowers, age 49, has been Group Vice President, General Manager, Corporate Services since March 2008. Prior to joining Applied, Mr. Bowers was a partner at the Hay Group, where he held various business leadership and consulting positions from 1992 to 2008. Most recently, he was Director of Client Services in Europe, the Middle East and Africa, and a member of the Hay Group Global R&D Council.

Ron Kifer Group Vice President, Chief Information Officer	Mr. Kifer, age 58, joined Applied in May 2006 as Group Vice President and Chief Information Officer, Global Information Services. Prior to his appointment, Mr. Kifer spent five years with DHL in various executive management roles, most recently as the Senior Vice President and Chief Information Officer for North America, Asia Pacific and Emerging Markets.

Mary Humiston Corporate Vice President, Global Human Resources	Ms. Humiston, age 44, was appointed Corporate Vice President, Global Human Resources in June 2009. Since joining Applied in July 2008, she has served as the Vice President of Human Resources for both the Energy and Environmental Display SunFab Solar groups. Ms. Humiston was previously Vice President of Human Resources at Honeywell International from October 2002 to June 2008, with responsibility for various corporate and international organizations. She has also held executive positions with PeoplePC, Gap, Inc. and GE.

Charlie Pappis Corporate Vice President, General Manager, Applied Global Services	Mr. Pappis, age 49, was appointed Corporate Vice President and General Manager of Applied Global Services (“AGS”) in September 2009. He served as Corporate Vice President and General Manager for the Semiconductor Service Solutions group in AGS from January 2009 to September 2009, and as general manager for Equipment Productivity Services in AGS. He has held various other management positions since joining Applied in 1986.

Yvonne Weatherford Corporate Vice President, Corporate Controller	Ms. Weatherford, age 58, has served as Applied’s Corporate Vice President, Corporate Controller since December 2004. Ms. Weatherford was Appointed Vice President, Business Operations Controller from December 2001 to December 2004, and Appointed Vice President, Financial Operations Controller from October 2000 to December 2001. She has held various other finance roles since joining Applied in 1990.

SCHEDULE II

PLAN OF MERGER

PLAN OF MERGER adopted by Jupiter Acquisition Sub, Inc., a business corporation organized under the laws of the State of Montana (“Acquisition Sub”), by resolution of its board of directors on November 16, 2009 and approved by resolution of Applied Materials, Inc., a Delaware corporation (“Parent”), the sole shareholder of Acquisition Sub, on November 16, 2009, and adopted by Semitool, Inc., a business corporation organized under the laws of the State of Montana (“Semitool”), by resolution of its board of directors on November 16, 2009. The names of the corporations planning to merge are Jupiter Acquisition Sub, Inc., a business corporation organized under the laws of the State of Montana, and Semitool, Inc., a business corporation organized under the laws of the State of Montana.

1    Merger of Acquisition Sub with Semitool. Pursuant to that certain Agreement and Plan of Merger by and between Semitool, Acquisition Sub and Parent dated November 16, 2009 (the “Merger Agreement”) and in accordance with the provisions of the Montana Business Corporation Act (the “MBCA”), at the Effective Time (as defined in Section 3 below), upon the terms and subject to the conditions set forth in the Merger Agreement, Semitool shall be merged with and into Acquisition Sub (the “Merger”). Acquisition Sub shall be the surviving corporation in the Merger (the “Surviving Corporation”) and, following the Merger, shall continue to exist, and the separate corporate existence of the other party to the Merger shall cease.

2    Effect of the Merger. The Merger shall have the effects set forth in the Merger Agreement and in Section 35-1-817 of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the properties, rights, privileges, immunities, powers and franchises of Semitool and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Semitool and Acquisition Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

3    Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date (the “Closing Date”), which shall be no later than the second business day after the satisfaction or (to the extent permitted by applicable law) waiver of the last to be satisfied or waived of certain conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or at such other time and date as shall be agreed in writing by the parties. Subject to the provisions of the Merger Agreement, Parent, Acquisition Sub and Semitool shall cause the Merger to be consummated by: (a) causing Articles of Merger (“Articles of Merger”) to be delivered for filing in accordance with Section 35-1-816 of the MBCA to the Secretary of State of the State of Montana on the Closing Date; and (b) making all other filings and recordings required under the MBCA. The Merger shall become effective upon the date and time of the filing of such Articles of Merger, or at such later time as may be mutually agreed in writing by Semitool and Parent and specified in such Articles of Merger (the “Effective Time”).

4    Articles of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Articles of Incorporation of the Surviving Corporation shall be amended in its entirety pursuant to the Merger at the Effective Time or immediately thereafter to conform to the Articles of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Immediately after the Effective Time, it is anticipated that the Articles of Incorporation will be further amended to change the name of the Surviving Corporation to “Semitool, Inc.”;

(b) the bylaws of the Surviving Corporation shall be amended and restated at the Effective Time or immediately thereafter to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Acquisition Sub immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

5    Conversion of Shares; Company Options.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, Semitool or any shareholder of Semitool:

(i) any shares of Semitool common stock then held by Semitool or any wholly owned subsidiary of Semitool (or held in its treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Semitool common stock then held by Parent, Acquisition Sub or any other wholly-owned subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in (i) and (ii) above and subject to the limitations described in Sections 6, 7, and 8 below, each share of Semitool common stock, whether vested or unvested, then outstanding shall be converted into the right to receive in cash (upon the proper surrender of the certificate representing such share), an amount equal to $11.00 (the “Merger Price”), without interest thereon and less any required withholding tax; and

(iv) each share of common stock, $0.01 par value per share, of Acquisition Sub then outstanding shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) If, before the earlier of the Effective Time and the date of termination of the Merger Agreement, the outstanding shares of Semitool common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Merger Price shall be appropriately adjusted.

(c) No options to purchase shares of the common stock of Semitool (each, a “Company Option”), or any share of the restricted stock of Semitool (“Company Restricted Stock”) or right to receive Company Restricted Stock (each such right, a “Company Restricted Stock Unit”) shall be assumed by Parent. The board of directors of Semitool (or, if appropriate, any committee administering any option plan of Semitool) shall adopt such resolutions, obtain such consents and take all other actions necessary so that upon the first time as of which Acquisition Sub accepts any shares of Semitool common stock for payment (the “Acceptance Time”), and without any consent on the part of the holder of any shares of common stock of Semitool or any equity award under a Semitool option plan (whether payable in cash, equity or otherwise) and without any consent on the part of any other person:

(i) each unexercised Company Option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time shall be canceled, with the holder of each such Company Option becoming entitled to receive a payment in cash, in consideration of such cancellation and in settlement therefor, in an amount equal to the product of: (A) the excess, if any, of: (1) the Merger Price; over (2) the exercise price per share of the common stock of Semitool subject to such Company Option; multiplied by (B) the total number of shares of Semitool’s common stock subject to the unexercised portion of such Company Option immediately prior to the Acceptance

Time; provided, however, that if the exercise price per share of Semitool’s common stock under any such Company Option is equal or greater than the Merger Price, then such Company Option shall be cancelled for no consideration;

(ii) each Company Restricted Stock Unit that is outstanding immediately prior to the Acceptance Time, to the extent not previously vested and settled in full, shall be canceled, with the holder of each such Company Restricted Stock Unit becoming entitled to receive a payment in cash, in consideration of such cancellation and in settlement therefor, in an amount equal to the product of (A) the Merger Price; multiplied by (B) the total number of shares of Semitool’s common stock subject to the outstanding portion of such Company Restricted Stock Unit not previously vested and settled in full immediately prior to the Acceptance Time; and

(iii) each share of Company Restricted Stock that is outstanding immediately prior to the Acceptance Time shall vest in full as of the Acceptance Time, any repurchase option, risk of forfeiture or other condition shall lapse, and holders of such Company Restricted Stock shall be entitled to receive the Merger Price as provided in Section 5(a)(iii), without interest thereon and less any required withholding tax.

(d) From and after the Acceptance Time, any canceled Company Option and any canceled Company Restricted Stock Unit shall entitle the holder thereof only to the payment determined pursuant to Section 5(c), if any. All amounts payable pursuant to Section 5(c)(i) shall be paid as promptly as practicable (and in any event no later than thirty (30) days) following the Acceptance Time, without interest thereon and less any required withholding tax. All amounts payable pursuant to Section 5(c)(ii) shall be paid as promptly as practicable following the Acceptance Time (and in any event no later than thirty (30) days following such date, subject to any delay required to avoid imposition to the award holder of additional tax under Section 409A of the Internal Revenue Code of 1986, as amended), without interest thereon and less any required withholding tax. Parent shall cause the Surviving Corporation to make such payments in accordance with the foregoing and the terms of Company Options, Company Restricted Stock or Company Restricted Stock Units, as applicable, and Semitool’s applicable stock option or equity compensation plan pursuant to which they were issued (as modified, in each case, pursuant to the Merger Agreement). At the Acceptance Time, Parent automatically will succeed to and become entitled to exercise Semitool’s rights and remedies under any contract evidencing Company Options, Company Restricted Stock and Company Restricted Stock Units without modification, except as set forth in this Section 5.

(e) Prior to the Acceptance Time, Semitool shall take all action and obtain all consents that may be necessary (under Semitool’s option plans and otherwise) to effectuate the provisions of Section 5(c) and to ensure that, from and after the Acceptance Time, holders of Company Options, Company Restricted Stock and Company Restricted Stock Units have no rights with respect thereto other than those specifically provided in this Section 5.

6    Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company (the “Payment Agent”) to receive the funds that holders of shares of Semitool common stock become entitled to receive pursuant to Section 5(a)(iii) (the “Payment Fund”). The Payment Fund shall be invested by the Payment Agent as directed by Parent.

(b) As soon as reasonably practicable after the Effective Time, Parent will instruct the Payment Agent to mail to the persons who, immediately prior to the Effective Time, were record holders of certificates representing shares of Semitool common stock (“Stock Certificates”): (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Stock Certificates shall be effected, and risk of loss and title to Stock Certificates shall pass, only upon delivery of such Stock Certificates to the Payment Agent); and (ii) instructions for use in effecting the surrender of Stock Certificates. Upon surrender of a Stock Certificate to the Payment Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Stock Certificate shall be entitled to receive in exchange therefor the cash amount payable to such holder pursuant to Section 5(a)(iii) in full satisfaction of all rights pertaining to the shares of Semitool common stock formerly represented by such Stock Certificate; and (B) the Stock Certificate so surrendered shall be canceled. In the event of a transfer of ownership of any shares of Semitool common stock which are not registered in the transfer records of Semitool, payment of the Merger Price may be made to a person other than the holder in whose name the Stock Certificate so surrendered is registered, if any such Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and such holder shall pay any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the payment of the Merger Price to a person other than such holder or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section, each Stock Certificate shall be deemed, from and after the Effective Time, to represent solely the right to receive the Merger Price for each share of Semitool common stock formerly evidenced by such Stock Certificate. If any Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of any cash amount pursuant to Section 5(a)(iii), require the owner of such lost, stolen or destroyed Stock Certificate to provide an appropriate affidavit and to deliver a bond (in customary form and amount) as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Stock Certificate. No interest shall be paid or will accrue on any cash payable to holders of Stock Certificates pursuant to the provisions of this Section 6.

(c) Any portion of the Payment Fund that remains undistributed to holders of Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Stock Certificates who have not theretofore surrendered their Stock Certificates in accordance with this Section 6 shall thereafter look only to Parent for satisfaction of their claims for payment pursuant to Section 5(a)(iii). None of Parent, Acquisition Sub, Semitool, the Surviving Corporation and the Payment Agent shall be liable to any holder or former holder of Semitool common stock or to any other person with respect to any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar law.

(d) At the Effective Time, holders of Stock Certificates that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of Semitool, and the stock transfer books of Semitool shall be closed with respect to all shares of Semitool common stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Semitool common stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Stock Certificate is presented to the Surviving Corporation or Parent, such Stock Certificate shall be canceled and shall be exchanged as provided in this Section 6.

(e) Parent, Acquisition Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of Semitool common stock pursuant to this Agreement such amounts as Parent, Acquisition Sub or the Surviving Corporation determines may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law or under any other law. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(f) If any Stock Certificate has not been surrendered by the earlier of: (i) the fifth anniversary of the date on which the Merger becomes effective; or (ii) the date immediately prior to the date on which the cash amount that such Stock Certificate represents the right to receive would otherwise escheat to or become the property of any governmental entity, then such cash amount shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claim or interest of any person previously entitled thereto.

7    Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, any share of Semitool common stock that, as of the Effective Time, is held by a holder who, as of the Effective Time, is entitled to and has asserted such holder’s dissenter’s rights under Sections 35-1-826 through 35-1-839 of the MBCA with respect to such share, shall not be converted into or represent the right to receive the Merger Price in accordance with Section 5(a)(iii), and the holder of such share shall instead be entitled only to such rights as may be granted to such holder pursuant to Sections 35-1-826 through 35-1-839 of the MBCA with respect to such share; provided, however, that if such dissenters’ rights shall not be perfected or the holder of such share shall waive, withdraw or otherwise lose such holder’s dissenters’ rights with respect to such share, then such share shall be deemed automatically to have been converted into, at the Effective Time, and to represent only, the right to receive (upon the surrender of the Stock Certificate representing such share) the Merger Price in accordance with Section 5(a)(iii).

8    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of the Merger Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and Semitool, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of Semitool and otherwise) to take such action.

Manually signed photocopies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of Semitool common stock and any other required documents should be sent or delivered by each shareholder of Semitool or such shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

BNY MELLON SHAREOWNER SERVICES

If delivering by mail:	By Overnight Courier:	If delivering by hand or courier:

BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

By Facsimile Transmission: (For Eligible Institutions Only) (201) 680-4626

To Confirm Facsimile Transmissions: (201) 680-4860 (For Confirmation Only)

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 717-3936

Banks and Brokers May Call Collect: (212) 750-5833